TECHNICAL REPORT

CARBON CREEK COAL PROPERTY

BRITISH COLUMBIA, CANADA

Submitted to:
CARDERO RESOURCE CORPORATION

Date:
June 3, 2011

Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

AUTHOR:
LAWRENCE D. HENCHEL, PG

1 TITLE PAGE

TECHNICAL REPORT

CARBON CREEK COAL PROPERTY

BRITISH COLUMBIA, CANADA

Submitted to:
CARDERO RESOURCE CORPORATION

Date:
June 3, 2011

Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

AUTHOR:
LAWRENCE D. HENCHEL, PG

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
1-1

2	TABLE OF CONTENTS

	1	TITLE PAGE			1-1
	2	TABLE OF CONTENTS			2-1
	3	SUMMARY			3-1
	4	INTRODUCTION AND TERMS OF REFERENCE			4-1
	5	RELIANCE ON OTHER EXPERTS			5-1
	6	PROPERTY DESCRIPTION AND LOCATION			6-1
	7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7-1
	8	HISTORY			8-1
		8.1	PERIOD 1908 TO 1951		8-1
		8.2	PERIOD 1970 TO 1981		8-2
			8.2.1	Trend Exploration Limited	8-2
			8.2.2	Utah Mines Limited	8-3
		8.3	CURRENT PERIOD		8-5
			8.3.1	Coalhunter 2010	8-5
			8.3.2	Cardero 2011	8-5
	9	GEOLOGICAL SETTING			9-1
		9.1	REGIONAL STRATIGRAPHY		9-1
		9.2	COAL OCCURRENCES		9-2
		9.3	STRUCTURAL GEOLOGY		9-3
	10	DEPOSIT TYPES			10-1
	11	MINERALIZATION			11-1
	12	EXPLORATION			12-1
		12.1	REGIONAL MAPPING AND FIELD SAMPLING		12-1
		12.2	TREND EXPLORATION AERIAL SURVEY		12-2
		12.3	UTAH MINES EXPLORATION		12-3
			12.3.1	Drilling and Coring	12-3
			12.3.2	2D Seismic Program	12-3
			12.3.3	Adit Bulk Sampling	12-4
	13	DRILLING			13-1
	14	SAMPLING METHOD AND APPROACH			14-1
	15	SAMPLE PREPARATION, ANALYSES AND SECURITY			15-1
		15.1	PERIOD 1908 TO 1945 FIELD SAMPLES		15-2
		15.2	PERIOD 1971 TO 1981 DRILLHOLE AND ADIT BULK SAMPLING		15-2
			15.2.1	Slim Core Single Gravity Flotation	15-3
			15.2.2	Slim Core Froth Flotation	15-3
			15.2.3	Bulk Samples - CT&E	15-4
			15.2.4	Channel Samples - CES	15-4
			15.2.5	Bulk Samples - EMR	15-4
		15.3	CURRENT PERIOD		15-5

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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		15.3.1 Slim Core - SGS	15-5
16	DATA VERIFICATION		16-1
17	ADJACENT PROPERTIES		17-1
18	MINERAL PROCESSING AND METALLURGICAL TESTING		18-1
	18.1	REGIONAL QUALITY CHARACTERISTICS	18-1
	18.2	COAL QUALITY OF THE CARBON CREEK AREA	18-1
		18.2.1 Coal Rank	18-1
		18.2.2 Summary Carbon Creek Coal Quality	18-2
19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		19-1
	19.1	APPROACH	19-1
	19.2	COAL RESOURCE ESTIMATION	19-1
20	OTHER RELEVANT DATA AND INFORMATION		20-1
	20.1	ENVIRONMENTAL STUDIES	20-1
		20.1.1 Environmental Impact Assessment	20-1
		20.1.2 Access Roads	20-3
21	INTERPRETATION AND CONCLUSIONS		21-1
22	RECOMMENDATIONS		22-1
23	REFERENCES		23-1
24	CERTIFICATION AND DATE		24-1
25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		25-1
26	ILLUSTRATIONS		26-1

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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LIST OF TABLES

Table 3.1	Average Seam Thickness	3-3
Table 3.2	Raw Coal Quality	3-4
Table 3.3	Classification of Resources – Carbon Creek Property – June 3, 2011	3-4
Table 6.1	Coal License Details	6-2
Table 8.1	Exploration History	8-1
Table 9.1	Upper Jurassic-Upper Cretaceous Stratigraphy of NE British Columbia	9-2
Table 11.1	Average Seam Thickness	11-1
Table 12.1	Exploration Methods	12-1
Table 13.1	Utah Mines Ltd Drilling Statistics	13-1
Table 13.2	Utah Mines Ltd Access Road Construction	13-2
Table 14.1	Coal Sampling History and Method	14-1
Table 15.1	Sample Analyses	15-1
Table 15.2	Coal Laboratories	15-2
Table 16.1	Cumulative Coal Seam Thickness Comparison	16-2
Table 18.1	Raw Coal Quality	18-2
Table 18.2	Coal Quality And Yields at 1.4 SG (After Utah 1976)	18-3
Table 18.3	Adit Bulk Sample Coal Quality (After Utah 1976)	18-4
Table 19.1	Carbon Creek Coal Resource Estimation Criteria	19-2
Table 19.2	Classification of Resources – Carbon Creek Property – June 3, 2011	19-2
Table 19.3	Resources By Coal Ownership	19-3
Table 22.1	Exploration Budget Estimate	22-1

LIST OF FIGURES

Figure 3.1	General Location Map	Section 26
Figure 4.1	Property and Regional Infrastructure Map	Section 26
Figure 6.1	Coal License Application Areas	Section 26
Figure 8.1	Utah Mines Exploration Areas	Section 26
Figure 8.2	Utah Mines Coal Tonnage Estimate Areas	Section 26
Figure 9.1	Generalized Stratigraphic Column	Section 26
Figure 9.2	Geological Plan Map	Section 26
Figure 9.3	Cross-sections A-A’ and B-B’	Section 26
Figure 9.4	Cross-section C-C’	Section 26
Figure 9.5	Seam 14 Floor Elevation Contour Map	Section 26
Figure 11.1	Stratigraphic Cross-section	Section 26
Figure 12.1	Utah Mines Drilling and Sampling Locations	Section 26
Figure 12.2	2D Seismic Line B-B’	Section 26
Figure 12.3	Profile of Adit 51	Section 26
Figure 13.1	Drillhole and Adit Locality Plan	Section 26

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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Figure 15.1	Flow Chart for Diamond Core Hole Samples	Section 26
Figure 15.2	Flow Chart for Rotary Drill Hole Samples	Section 26
Figure 15.3	Flow Chart for Adit Samples	Section 26
Figure 19.1	Resource Area Plan	Section 26

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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3	SUMMARY

The following technical report was prepared by Norwest Corporation (Norwest) for Cardero Resource Corporation (Cardero), a mineral exploration company based in Vancouver, British Columbia, Canada. It addresses the coal geology and resources of the Carbon Creek License Application Area in northeast British Columbia as shown in Figure 3.1. The technical report has been prepared in accordance with National Instrument (NI) 43-101, Form 43-101F1.

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 ha. The CGDL’s, totalling approximately 2,600 ha, are controlled by P. Burns Resources Ltd. (Burns) of Calgary, Alberta, Canada. Cardero has obtained certain rights to the property through its purchase of Coalhunter Mining Corporation (Coalhunter) on June 1, 2011. As a result of this transaction, Cardero has a Coal Option Agreement with Burns for the CGDL’s and has entered into a joint venture agreement with them for the Coal License Application areas they control outside of the CDGL’s. The area of concern addressed in this report has been explored under numerous companies and various configurations of licensing and land and mineral control.

Burns has submitted ten of the twelve current Coal License Applications. Cardero, as Coalhunter, submitted one additional license application and has a purchase agreement in place with Alan A. Johnson, applicant, for control of the final license. Once approved and with fulfillment of the purchase agreement terms, this final license will become the sole property of Cardero. The terms of the joint venture between Cardero and Burns gives Burns a carried interest of 25% of profits after payback to Cardero has been made for development capitalization and purchase of the Johnson license.

The geologic sources of information used in this report are coal exploration assessment reports and mining studies kept on file by the BC Ministry of Energy, Mines and Petroleum Resources (MEMPR). A list of these reports is included in Item 23 “References”. Additionally, numerous files containing original logs and drilling data were supplied by Coalhunter, for whom this report was initially prepared prior to the Cardero acquisition. The report has been addressed to Cardero at the request of and with permission of both Cardero and Coalhunter. The author, a qualified person for coal exploration and resource estimation, personally inspected the property during a site visit conducted on July 23, 2010 and again on October 22 and 23, 2010.

The Carbon Creek property lies approximately 60km northwest of the town of Chetwynd and 40km west of the town of Hudson’s Hope. The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 30km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. No commercial mining has been documented or observed on the property.

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The property has been explored for its coal resources since the early 1900’s. Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd, performed the most substantial and well documented exploration efforts between 1971 and 1981. Nearly annual exploration campaigns during this period consisted of field mapping, core and rotary drilling, trenching, and mechanized adit drives utilizing underground mining equipment. Coal samples were obtained from core, rotary cuttings, surface excavations and in bulk from the adit drives. Estimates of coal tonnage and coal quality were made periodically throughout the Utah exploration campaigns.

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrinite reflectance, swelling characteristics, and overall maturity of the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a rather broad, canoe-shaped syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property. The northern half of the property is significantly better understood geologically than the southern half. It is believed that the southwest portion of the property becomes geologically more complex and has proven more difficult to explore due to the thicker covering of glacial till.

Over thirty coal seams occur in the middle and upper portions of the Gething Formation. Sixteen seams have proven to be persistent and correlatable through the northern half of the property. Twelve main seams have figured prominently in historic coal tonnage calculations. Table 3.1 shows the thickness of the twelve main coal seams occurring within the property. Historic estimates ranged from 2,700 million tonnes (Mt) in 1943 to 133Mt and 143Mt by Utah in 1975 and 1976 respectively. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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TABLE 3.1
AVERAGE SEAM THICKNESS

Seam	Thickness (ft)	Thickness (m)
58	4.12	1.25
55	5.16	1.57
54	4.44	1.35
52	4.93	1.50
51A	4.25	1.30
51	4.51	1.38
47	3.71	1.13
46	5.40	1.65
40	4.94	1.50
31	6.58	2.00
15	6.57	2.00
14	6.25	1.91

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant but relatively thin coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, the twelve listed in Table 3.1 are developed sufficiently to be considered to be of economic significance.

Norwest has created a digital geologic model from hardcopy data provided by Coalhunter and various data available from public sources. Basic validation exercises were conducted on existing data and a validation drilling program was conducted by Coalhunter during October and November 2010. The author assisted with planning and implementing the validation program and observed drilling activities on October 22 and 23, 2010. Other Norwest personnel were onsite for the drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which leads the author to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report.

Typical analyses of coal within the Carbon Creek resource base area are presented in Table 3.2. Values shown are for raw, unwashed coal. Processing raw coal using density-specific media (coal washing) is widely used to improve coal quality by reducing ash content and raising its calorific

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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TABLE 3.2
RAW COAL QUALITY

Seam	Thickness (m)	Coal Quality (air dried basis)
		Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon %	BTU/lb	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	2.11	0.95	19.03	0.57	19.20	60.83	12,362	3.0
Average	1.63	2.09	14.13	0.94	25.47	58.32	12,756	3.0

value. Coking properties such as swelling (FSI) and dilation are typically improved as well, as discussed in Section 18.

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of GSC Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 3.3. The resource statement is current as of June 1, 2011.

TABLE 3.3
CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – JUNE 3, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	10.5	7.4	6.8
Underground	mvB	40.0	56.1	82.3
Total	mvB	114.0		89.1

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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Utah conducted numerous environmental studies as part of their development strategy for the Carbon Creek property. References to an Environmental Impact Assessment submittal have been found in the historic Utah files, including comments on the submittal’s adequacy from MEMPR. While current environmental and cultural assessments will need to be conducted, the past efforts should provide baseline data from which to work. It should be noted that the main development area in the northern half of the property lies outside the Area of Critical Community Interest (ACCI) as defined by the British Columbia provincial government.

It is recommended that future development work include a drilling program targeted at preparing the property for technical mining and economic evaluation. The main objectives of this exploration should be to:

•	Infill gaps in existing drill hole spacing for improved seam characterization and the correlation of currently uncorrelated seams.

•	Move Inferred resources into the Measured plus Indicated resource assurance category

•	Conduct deeper drilling in areas targeted for potential underground mining at depth.

•	Obtain bulk samples of main seams showing positive coking characteristics for current characterization of metallurgical properties.

•	Collect geotechnical data appropriate for areas amenable to either surface or underground mining methods.

•	Conduct groundwater tests, including pumping and packer tests, to characterize hydrologic regime.

•	Install groundwater monitor wells to record baseline hydrologic data for permitting requirements.

A 40 hole drilling project providing for these recommended areas of data collection and analysis is estimated to cost approximately US$4.90 million and provides for an updated geological model and resource report.

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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4	INTRODUCTION AND TERMS OF REFERENCE

Norwest has prepared this report at the request of Cardero Resource Corporation (Cardero). As requested, this Technical Report has been prepared in accordance with the current requirements of National Instrument 43-101, including topics specified in Form 43-101F1. The purpose of the report is to describe the coal geology and resources of the Carbon Creek License Application Area and present other aspects pertinent to the property’s assessment.

This technical report was originally written for Coalhunter, a privately owned resource development company based in Vancouver, British Columbia. Cardero acquired all shares of Coalhunter stock and, effective June 1, 2011, has made it a wholly-owned Cardero subsidiary, including the rights and agreements to the Carbon Creek property originally belonging to Coalhunter.

Norwest conducted the following tasks in order to describe the geology and provide a range of potential coal quantity and quality estimates presented in this report:

1.	Public domain information and reports were collected and compiled to provide a geologic overview and historic perspective of exploration and development work performed on the property to date.

2.	Base maps were created for a consistent reference and past work was converted from either latitude/longitude or local grid system to UTM WGS 84 coordinates.

3.	Information acquired by Coalhunter, notably the coal exploration results from Utah Mines Ltd. (Utah) during the 1970s and early 1980s were reviewed and incorporated into the report as appropriate.

4.

All units of measurement are reported in the same format as found in the source documentations and conversions to metric units are only used where Norwest is providing schematic illustrations of the property, regional geology, and stratigraphy.

5.	A data validation exercise was performed using Utah coal exploration information to assess the accuracy of the information and historic interpretations of the coal geology.

6.	Additional validation was performed comparing the results of recent Coalhunter drilling to seven Utah holes to assess the accuracy of this data.

7.	A comprehensive geological model was constructed using Carlson® Software.

8.	Resources were estimated and reported using NI 43-101 criteria and guidelines.

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9.	Specific conclusions and recommendations were drawn from this work and are included in the following sections of this report.

The Carbon Creek property is located in the Peace River Coalfield in northeast British Columbia, Canada as shown in Figures 3.1 and 4.1. It consists of twelve contiguous Coal License Applications and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 ha. These areas are described in Section 6 and illustrated in Figure 6.1. The CGDL area covers approximately 2,600 ha and is controlled by P. Burns Resources Ltd. The Property is situated within an area that has been actively explored and in a region that currently produces both metallurgical and thermal grade coal.

This Technical Report utilizes historical data collected at the property by past development groups. The historic data consists of technical reports compiled by Utah during the 1970s and 1980s. These reports included the exploration results and interpretation of drillhole information, surface mapping, bulk sampling, and exploration geophysics. Several estimates of potential coal tonnage and quality were made by Utah during this time, focusing on various areas of the property and targeted at meeting differing objectives. In addition to the Utah technical reports, other publically available geologic data has been utilized to form the framework for the property’s geologic setting.

The author, a qualified person for coal exploration, visited the site on July 23, 2010. During this visit, the author observed evidence of past exploration activities including the field location of bulk sample adit sites. Evidence of past exploration drilling was not located due to the 30-plus years of logging, vegetative overgrowth and changes to the access road network to accommodate the logging activities in the area. No evidence of prior commercial mining was observed.

The author visited the property again on October 22 and 23, 2010 to observe the procedures employed in the Coalhunter validation drilling program. The author was satisfied that the procedures and protocols followed during this program were professionally performed and adhered to current international standards for coal.

We certify that we have supervised and carried out the work as described in this report. The report is based on and limited by circumstances and conditions referred to throughout the report and on information at the time of this investigation. Norwest has exercised reasonable skill, care and diligence to assess the information acquired during the preparation of this report.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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5	RELIANCE ON OTHER EXPERTS

Norwest has prepared this report specifically for Cardero. The findings and conclusions are based on information developed by Norwest available at the time of preparation and data supplied by outside sources. Norwest staff has not conducted any independent field work for the preparation of this report and have relied on the results of exploration documented in various public reports and on recent drilling data supplied by Cardero through Coalhunter.

The author has not relied on other experts in the preparation of this report. A search of mineral titles and tenures on the BC Ministry website showed the License Applications to be in good standing. The existence of encumbrances to the tenures have not been investigated. Other Norwest personnel assisted in the compilation and digitization of the historical data and documents and the information contained within.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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6	PROPERTY DESCRIPTION AND LOCATION

The Carbon Creek property lies within the Liard Mining District in northeast British Columbia. It is approximately 60km to the northwest of the town of Chetwynd and 40km west of the village of Hudson’s Hope. The nearest major cities include Fort Saint John approximately 110km to the east and Prince George 220km to the south. It is centered approximately on latitude 55°56’40” N and longitude 122°40’40” E.

The commercial airport at Fort St. John provides air access from Vancouver. The CN Rail line connecting the mines of northeast BC to the ports of Vancouver and Prince Rupert passes within 30km of the south end of the property, as shown in Figure 4.1.

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications and ten Crown Granted District Lots (CGDL’s), comprising a contiguous tenure parcel of 17,200 ha. The CGDL’s, totalling approximately 2,600 ha, are controlled by P. Burns Resources Ltd. (Burns) of Calgary, Alberta, Canada. Cardero has obtained certain rights to the property through its purchase of Coalhunter Mining Corporation (Coalhunter) on June 1, 2011. As a result of this transaction, Cardero has a Coal Option Agreement with Burns for the CGDL's and has entered into a joint venture agreement with Burns for the Coal License Application areas they control outside of the CDGL’s. Figure 6.1 shows the location of the License Application and Crown Grant areas comprising the property. The area of concern addressed in this report has been explored under numerous companies and various configurations of licensing and land and mineral control.

Table 6.1 shows license application numbers, area, and applicant for each of the licenses comprising the property. Burns has submitted ten of the twelve current license applications. Cardero, as Coalhunter, submitted one additional license application and has a purchase agreement in place with Alan Johnson, applicant, for control of the final coal license. Once approved and with fulfillment of the purchase agreement terms, this final license will become the sole property of Cardero. The terms of the joint venture between Cardero and Burns gives Burns a carried interest of 25% of profits from the project after payback to Cardero has been made for development capitalization and purchase of the Johnson license.

The Burn’s Crown Granted District Lots are overlapped by four of the license application areas. The MEMPR will modify the application areas to exclude the freehold parcels during the approval process, as they are not under the Ministry’s jurisdiction. The Crown Grant designation assigns both surface and mineral rights to the owner, in this case P. Burns Resources. The Crown Grant area will not require a mining lease as it is privately controlled. This area will, however, be subject to all normal environmental, health and safety regulations in effect for mine permitting and operations.

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TABLE 6.1
COAL LICENSE DETAILS

License	Area (ha)	Exploration Area	Date Acquired	Applicant
414152	5,365	Carbon Creek	Application	Alan Arthur Johnson
416891	1,400	Carbon Creek	Application	P. Burns Resources LTD
416892	1,400	Carbon Creek	Application	P. Burns Resources LTD
416893	1,400	Carbon Creek	Application	P. Burns Resources LTD
416894	1,330	Carbon Creek	Application	P. Burns Resources LTD
416895	630	Carbon Creek	Application	P. Burns Resources LTD
416896	1,400	Carbon Creek	Application	P. Burns Resources LTD
416897	420	Carbon Creek	Application	P. Burns Resources LTD
416898	1,330	Carbon Creek	Application	P. Burns Resources LTD
416899	1,050	Carbon Creek	Application	P. Burns Resources LTD
416900	950	Carbon Creek	Application	P. Burns Resources LTD
417753	525	Carbon Creek	Application	Coalhunter Mining Corp.

The current focus for initial mine development is centered around License Application 414152, shown on accompanying figures as the “Target Area”. This area has been the focus of much of the historical exploration activities and coal tonnage estimates. The coal deposits in this area occur relatively close to surface and are considered for extraction by surface mining methods followed by underground extraction when economic stripping ratio limits are reached. The target area lies outside of the ACCI boundary, as illustrated in Figure 6.1.

Current fees for maintaining the coal license applications is CA$7.00 per hectare increasing to $10.00 per hectare after 5 years. A search of mineral titles and tenures on the BC Ministry website showed the license applications to be in good standing.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600m above sea level. The moderately to steeply sloping ground descends to an elevation of about 680m above sea level on the shores of Williston Lake. Most of the area is below the tree line and is densely forested with spruce and pine. Black bear and grizzly bear are present in the area as well as moose, caribou and deer. The creeks are populated with grayling and trout.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property. Carbon Creek is fed by a number of west to east flowing creeks, the most prominent being Seven Mile Creek, Nine Mile Creek, Ten Mile Creek, and Eleven Mile Creek. These tributaries are named according to their approximate distance from the Peace River now covered by Williston Lake. The McAllister Creek is a major east to west flowing tributary of Carbon Creek and joins the river in the southeast of the property.

The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope as illustrated in Figure 4.1. The forest service road enters the property from the east and crosses Carbon Creek in the center of the property. There are numerous interconnected roads and trails throughout the property as illustrated in Figure 6.1. These roads service active commercial logging operations in the area and can be negotiated with four-wheel drive vehicles in the summer and snowmobiles in the winter.

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson Hope (population 1,200) located 40km east of the property. The nearest city is Fort St John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 30km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

The area has a continental highland climate featuring short, warm summers and long, cold winters. Average July and January temperatures reported for nearby Chetwynd are 15.3º C and –10.3º C, respectively, although cooler temperatures may be expected in the higher altitudes in the area. During January to March, cold spell temperatures will decline to lows in the range of – 40º C with periods of high winds on ridge tops. Chetwynd averages 318mm of rain and 1.69m of snow per year, and the snow pack persists from October to June. Year-round mining operations are common in the area and winter conditions do not preclude surface or underground mining activities.

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
7-1

8	HISTORY

The history of coal exploration and evaluation at the Carbon Creek property is summarized in Table 8.1. This chapter summarizes the exploration history and outlines the coal tonnage estimates at each stage of geologic interpretation as outlined in the table. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span.

TABLE 8.1
EXPLORATION HISTORY

Year	Company/ Individual	Tonnes Millions	Units
1943	Stines	2,700	Short tons
1971	Utah	316	Short tons
1972	Utah	245	Short tons
1973	Utah	188	Short tons
1975	Utah	133	Short tons
1976	Utah	143	Metric tonnes

There have been two major periods of coal exploration at Carbon Creek. During the period from 1908 to 1951 exploration was limited to surface mapping, trenching, and sampling along creek beds. The next period of active coal exploration was from 1970 to 1981 when Trend Exploration Limited (Trend), a Colorado based company, conducted an aerial mapping survey and subsequently Utah completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling programs. The sequence of events in the exploration history and estimates of coal tonnages are described in separate sections below.

8.1	PERIOD 1908 TO 1951

Coal occurrences in the Carbon Creek area were first described early in the 19th century from exposures along creek beds. Cowper Rochfort and Senator Patrick Burns (later the Burns Foundation) were the first mineral claim holders in the area starting around 1908. Various preliminary appraisals were performed by A.B. Christie for Lord Rhonda in 1914 and by Rochfort in 1921 representing the American International Company. The earlier claims by Rochfort and Pat Burns were surveyed and ten of their claims were converted to leases in 1921 (Stines, 1943). In 1928, EW Beltz, representing the Stuart and Batten Company, undertook a formal surface mapping and coal sampling program of the area. Strike and dip measurements of coal and rock outcrops were taken by Beltz along Carbon Creek and the surrounding tributaries. The coal seams were interpreted by Beltz to be developed within a broad synclinal structure with strata dipping at between 5 and 20 degrees. The axis of this synclinal structure was interpreted as extending roughly north-south through the property and a few miles west of Carbon Creek.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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In 1942, Rochfort and Walter Wrigley excavated four trenches along Eleven Mile Creek for geologic mapping and collection of hand samples. This was followed by further surface mapping and sampling of coal bed outcrop by Stines in 1943. The mapping and sampling was largely confined to rocky outcrops along the Nine Mile Creek, Ten Mile Creek, Eleven Mile Creek, and Carbon Creek.

Stines was able to confirm the mapping and interpretation of the 1928 and 1942 surveys and a total of 13 coal samples were taken by Stines from surface outcrops in the area. Further mapping and sampling of coal exposures from creek beds and trenches were undertaken by the British Columbia Department of Mines in 1944. The results of this sampling and mapping exercise are summarized in the Mathews (1945) report. A total of 45 samples were reported by Mathews.

By 1945 up to ten separate coal seams were identified. The coal seams were exposed over an area approximately twelve miles long (north to south) and two miles wide (east to west). No drilling had taken place by 1945 and all interpretations were based on surface mapping along creek beds and trenches.

Stines (1943) estimated a total of 145 million short tons (Mst) from two prominent seams and further stated that the estimate may be as high as 2,700 Mst if all 10 Gething seams are included in the tonnage calculations. Later Mathews (1945), despite having acquired additional sample data, believed that surface mapping and trenching alone was insufficient for a reliable estimate of coal tonnages at Carbon Creek. Mathews recommended that drilling would be required for accurate coal tonnage estimates and drillhole sampling would eliminate the potential for surface weathering to negatively impacting the coal assay results.

By 1951, the last of the series of investigations was completed by Howells and Davidson (Birkholtz and Fullerton, 1972) and the coal leases at Carbon Creek were now consolidated under the name of the Burns Foundation. The Howells and Davidson report was not available in the public record, however is likely that additional sampling from stream beds and/or trenches may have taken place and were documented by the Burns Foundation.

8.2	PERIOD 1970 TO 1981

8.2.1	Trend Exploration Limited

In 1970 Trend undertook an aerial survey of the Carbon Creek property. Trend’s photo interpretation of the surface geology identified the main structural marker beds in the area.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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8.2.2	Utah Mines Limited

Utah was responsible for the bulk of the historical coal exploration of the Carbon Creek property. Their coal exploration programs covered the period from 1971 to 1981 and were comprised of surface mapping, drilling, seismic survey and interpretation, and bulk sampling from eight surface adits.

Early in 1971 Utah negotiated the transfer of 143 coal licenses from Trend and 10 Crown Granted District Lots from the Burns Foundation to Utah. The coal licenses covered the Carbon Creek Property and totaled 96,153 acres1. The Utah coal exploration areas are illustrated in Figure 8.1 and included four regions of the property: northern, central, and southern areas, as well as the McAllister Area centered around McAllister Creek in the southeast extremity of the property. The Utah exploration was completed over several annual phases starting in 1971. Resource estimates were prepared throughout this period, but often had differing objectives and included different areas of the property.

1971 Utah Exploration
Nine core drillholes were completed in 1971, focused on the central exploration area. The results of the drilling together with surface mapping provided Utah sufficient information for estimating potential coal tonnages for this central area. In their 1972 exploration report (Utah, 1973), a total of 300 Mst of in place coal was estimated to be potentially mineable within the central region of the property.

1972 Utah Exploration
Drillhole coverage was expanded in 1972 to include greater portions of the northern area and the McAllister area. Five of the fourteen holes completed in 1972 were drilled in the McAllister area in the southeast. In their 1973 exploration report (Utah, 1973), an estimated total of 245 Mst of in- place potentially mineable coal existed in the northern and central regions of the property. Utah did not estimate any potentially mineable in-place coal in the McAllister Creek area due to the thin, discontinuous and lenticular nature of the coal in the area.

1973 Utah Exploration
Drilling continued in the northern and central areas of the property in 1973 and by the end of the year 16 holes had been completed from 10 sites in the northern and central exploration areas. Similarly to previous years, field mapping along creek beds was used to assist in the interpretation of the coal geology. Utah reported in their 1974 Exploration Results Report (Utah, 1974) a total of 188 Mst of in-place coal that could be potentially mineable from six principle coal seams over an area of 831 acres.

___________________
1 89,753 acres from Trend and 6,400 acres from the Burns Foundation

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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1975 Utah Exploration
Drilling was expanded in 1975 to include parts of the southern and McAllister Creek areas. By the end of the year an additional 36 drillholes had been completed. A shallow 2D seismic survey was completed along four north-south lines to determine the impacts of glaciation on coal seam development. On conclusion of the drilling and seismic programs, Utah estimated a total of 133 Mst of in-place coal tons for the central and northern regions (Utah, 1975). No coal tonnage estimates were made for areas south of Ten Mile Creek.

1976 Utah Exploration
The 1976 exploration program concluded with the completion of 181 drillholes in the north and central areas plus a few holes north of Eleven Mile Creek in the southern region. The majority of the drillholes were focused on determining the extent of surface weathering on coal quality and did not included a detailed analyses of coal quality at depth as was the focus of earlier Utah exploration campaigns. In addition to exploratory drilling, six adits were excavated in the northern and central areas. The purpose of the adits was to obtain sufficient sample mass for coal washability, metallurgical testing and coal sizing analyses necessary for coal plant design as well as for testing underground mining productivity, rock stability and weathering profile.

Only preliminary estimates of in-place coal tonnages were reported by Utah in 1976, using exploration data up-to and including the 1976 program. These preliminary estimates totalled 23.7 Mt (Million metric tons) and were limited to the area south of Ten Mile Creek and north of Eleven Mile Creek. In-place coal tonnage estimates for the remaining areas, including McAllister Creek, were reported to be 119 Mt in the Utah 1976 exploration report. This estimate only used exploration data accrued prior to 1976.

1981 Utah exploration
A 45-hole drilling program was initiated in 1981 to cover gaps in the exploration record for a more accurate assessment of the property to aid mine planning and plant design efforts. No coal tonnage estimates were reported by Utah using the 1981 drillhole data and the last recorded coal tonnage estimates were reported in 1976 Exploration Report.

According to the information presented to Norwest, there has been no active coal exploration on the Carbon Creek property following completion of the 45-hole program in 1981 until the recent drilling performed by Coalhunter. The last report outlining coal tonnage estimates was completed in 1976 by Utah and predates the formal establishment of guidelines for the public reporting of coal resources and reserves on international exchanges and is therefore not NI 43-101 compliant. Final reports by Utah estimated 133Mt and 143Mt by Utah in 1975 and 1976 respectively, covering areas illustrated in Figure 8.2.

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8.3	CURRENT PERIOD

8.3.1	Coalhunter 2010

An eight-hole validation drilling program was performed by Coalhunter during October and November of 2010. Seven of the holes were successfully cored from surface to their total depth and geophysically logged. The final hole collapsed after total depth was reached and was only able to be geophysically logged to 30m in depth. A total of 1,712m were drilled in the eight holes.

The objective of the validation drilling was to twin (drill close by) a selected group of Utah holes in order to confirm the accuracy of the older drilling records. Positive results would permit the Utah drilling data to be used in the estimation of a NI 43-101 compliant resource. The results of this work are discussed under Item 16 “Data Verification”.

8.3.2	Cardero 2011

Cardero purchased Coalhunter effective June 1, 2011. Coalhunter became a wholly-owned subsidiary of Cadero on that date. No exploration programs or material changes have occurred since the Coalhunter 2010 validation drilling program was concluded in November of 2010.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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9	GEOLOGICAL SETTING

The license area is located within the Peace River Coalfield (PRC) and forms part of the Rocky Mountain Foothills structural belt which lies to the east of the Canadian Rocky Mountain Trend. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west.

The coal seams of the PRC were formed within Cretaceous sediments deposited along the western margin of the Western Canada Basin in a series of transgressive-regressive cycles during the Columbian Orogeny. Environments of deposition varied laterally and vertically from marine through pro-deltaic and near shore, to delta plain and alluvial. Lithologies include mudstone, siltstone, sandstone, conglomerate, and coal. The subsequent Laramide Orogeny resulted in most of the present day faulting and folding of the coal-bearing sediments in the PRC.

9.1	REGIONAL STRATIGRAPHY

The two main coal-bearing units occurring throughout the Foothills region are the Gates Formation and Gething Formation. The Lower Cretaceous-age coal seams from these two formations were subjected to varying depths of burial prior to the Laramide deformation and mountain-building episodes. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrainite reflectance, swelling characteristics, and overall maturity of the coal seams.

A summary of the typical stratigraphy for the PRC is shown in Table 9.1. The stratigraphic units occurring within the property range between the Moosebar Formation and Minnes Group, with the Gething Formation being the primary unit exposed at surface. Units penetrated by drilling to date within the property typically begin in the upper Gething or possibly lower Moosebar and terminate in the middle or lower Gething.

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TABLE 9.1
UPPER JURASSIC-UPPER CRETACEOUS STRATIGRAPHY OF NE BRITISH COLUMBIA

Upper Cretaceous		Dunvegan	Fine- to course-grained sandstone; conglomerate; carbonaceous shale; coal
Lower Cretaceous	Fort St. John Group	Cruiser	Dark grey marine shale with sideritic concretions; minor sandstone
		Goodrich	Fine-grained, cross-bedded sandstone; shale; mudstone
		Hasler	Silty dark grey marine shale with sideritic concretions; minor sandstone and pebble conglomerate; siltstone in lower part; basal pebble layer
		Boulder Creek	Fine-grained, well-sorted sandstone; carbonaceous sandstone; massive conglomerate; siltstone; marine and nonmarine mudstone; minor coal
		Hulcross	Dark grey marine shale and siltstone, with sideritic concretions
		Gates	Fine-grained, well-sorted marine and nonmarine sandstones; carbonaceous sandstone and mudstone; coal; shale; minor conglomerate
		Moosebar	Dark grey marine shale with sideritic concretions; siltstone; glauconitic sandstone; chert pebble conglomerate at base (Bluesky Member)
	Bullhead Group	Gething	Fine- to coarse-grained, brown, calcareous, carbonaceous sandstone; coal; carbonaceous shale and conglomerate; siltstone
		Cadomin	Massive conglomerate with chert and quartz pebbles; minor coarse- grained sandstone, carbonaceous shale, and coal
Regional Erosional Unconformity
Jurassic	Minnes		Quartzose sandstone; fine-grained sandstone; silty shale; mudstone; minor carbonaceous sediments

9.2	COAL OCCURRENCES

The coal seams occurring within the property are contained within the non-marine Gething Formation, as illustrated in Figure 9.1. Multiple fining-upward cyclothems observed in the formation sediments strongly suggest a fluvial to deltaic environment. The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse- grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and coal. The sandstone in the upper portion of the formation contains pebbles and coal stringers. These units are cross-bedded, bioturbated and show evidence of soft sediment deformation. Fossil bivalves and worm burrows are also found in some parts of the formation. Overlying the Gething Formation is the Moosebar Formation, which is of marine origin and the youngest unit of the Fort St. John Group. The Moosebar Formation is a thick and prominent marine shale, with a glauconite-rich, sometimes conglomeratic or sandy member, named the Bluesky, at its base. The Bluesky Formation is used as a distinctive stratigraphic marker throughout the Cretaceous basins of British Columbia and Alberta.

A detailed discussion of the coal seam stratigraphy of the Carbon Creek property follows in Section 11.

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9.3	STRUCTURAL GEOLOGY

The regional trend in the Foothills region, for both fold axes and thrust faulting, is northwest to southeast, with fault planes dipping to the southwest. The folding in the Foothills is generally broad and gentle, with major fold set axes spaced on the order of 2km to 4km apart and dips of less than 20º. Smaller scale folds and undulations modify these larger structures. Faulting tends to be of the thrust variety and occur with varying severity throughout the Foothills. Typical deformation in the Rocky Mountain belt to the west involves complex and severe faulting, with overturned and convoluted folding that makes mining operations extremely difficult in some places.

The western margin of the Foothills belt is considered to be the easternmost major fault which thrusts Paleozoic strata over Mesozoic strata. The eastern margin is a series of en echelon thrust faults which separate the folded and faulted strata of the Foothills from the gently dipping strata of the Alberta Plateau to flat lying strata of the Alberta Plateau. Structural deformation is considerable near the western margin of the Foothills and diminishes in extent and complexity toward the eastern margin.

Structural interpretations of the Carbon Creek property by Utah in their 1981 Exploration Report portray a rather broad, canoe-shaped syncline which lies between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek, as shown in Figure 9.2 and the cross-sections in Figures 9.3 and 9.4. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property. Dips through the east and central portions of the target area are very mild due to their proximity to the syncline axis. Dips are shown to increase to the west moving up the western limb of the syncline, as shown in the structural elevation contour map, Figure 9.5.

Utah interpreted the presence of four faults based on drill and field mapping data. These faults trend roughly north-south and were thought to die out in these directions. According to Utah, dips of strata in proximity to these faults increase to the point where they effectively separate the property into discreet mining blocks. The three westernmost faults were interpreted to be high-angle reverse faults with displacements estimated to range from between 50m to 70m. The easternmost Carbon Creek fault was speculated to be a high-angle thrust and having significant displacement, in the range of hundreds of meters, based on the interpretation of a coal-barren portion of the upper Gething being exposed on its eastern side.

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The northern half of the property is significantly better understood geologically than the areas south of Eleven Mile Creek. It is believed that the southwest portion of the property becomes geologically more complex and has proven more difficult to explore due to the thicker covering of glacial till. South of Eleven Mile Creek, several en-echelon folds have been recognized by Utah and it is postulated by Norwest that the geologic complexity increases from moderate to severe south of Eleven Mile Creek and west of Carbon Creek. The McCallister area is believed to be of moderate complexity but is relatively underexplored.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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10	DEPOSIT TYPES

The definition of “Deposit Type” for coal properties is different from that applied to other types of geologic deposits. Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both “Geology Type” as well as “Deposit Type”. For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range-limiting criteria that may be applied during estimation of reserves and resources.

“Geology Type” for coal deposits is a parameter that is specified in Geological Survey of Canada (GSC) Paper 88-21, which is a guideline reference for coal deposits as specified in NI 43-101. Geology Type is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by Geology Type determines the approach to be used for the resource/reserve estimation procedures and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular point of reference such as a drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. The four classes of geologic complexity, from lowest to highest, are:

•	Low

•	Moderate

•	Complex

•	Severe.

The bituminous coal deposits that occur within the property north of Eleven Mile Creek are typical of those in the outer foothills. Based on the data available and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type. The Moderate geology type is described as structures with broad, open folds with bedding dips generally less than 30º and faults may be present but uncommon, generally with displacements of less than 10m. A Moderate geology type is believed to be found within the McAllister area as well.

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Complex geology is described as structures with bedding inclinations which are steeply dipping or overturned. Faults are present with large displacements. A Complex geology type is believed to be found in exploration areas south of Eleven Mile Creek, west of Carbon Creek as shown in Figure 8.1.

“Deposit Type” as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are “surface”, “underground”, “non-conventional”, and “sterilized”. The Carbon Creek deposit, based on the reported coal thicknesses, stripping ratios and depth of the coal occurrence below ground surface is considered to contain areas of a “Surface” deposit type as well as areas of an “Underground” deposit type.

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11	MINERALIZATION

The mineralized zones encountered on the property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphic variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgic applications. Thermal coal suitable for electric power generation could be produced with or without further processing in addition to, or as an alternative to, a coking coal product.

Perhaps 30 or more coal seams occurring in the upper and middle Gething Formation have been found to occur on the property. Of these, 16 have been identified as having sufficient thickness and continuity for correlation across significant areas. Figure 9.1 showed the generalized stratigraphic column of the Gething coals occurring at Carbon Creek, with the positions of major seams, interburden and marker horizons. Figure 11.1 shows a stratigraphic section of a portion of the property, using the base of Seam 40 as a stratigraphic datum. The figure illustrates the rather straightforward correlations of most major and minor seams in this area. The Carbon Creek property shows, in this respect, better seam continuity and simpler coal seam geometry than many of the other northeast BC Gething properties. Several key marker sandstone units aid in identifying seam groups, as portrayed in the figure.

Historic tonnage estimates, as well as the current estimate presented in this report, have focused on 12 of these seams. Table 11.1 shows the average thicknesses of these seams derived from the in-situ geologic model.

TABLE 11.1
AVERAGE SEAM THICKNESS

Seam	Thickness (ft)	Thickness (m)
58	4.12	1.25
55	5.16	1.57
54	4.44	1.35
52	4.93	1.50
51A	4.25	1.30
51	4.51	1.38
47	3.71	1.13
46	5.40	1.65
40	4.94	1.50
31	6.58	2.00
15	6.57	2.00
14	6.25	1.91

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A brief summary of these seam descriptions excerpted from Utah reports is provided below.

Seam 58
Seam 58 is generally uniform in thickness.

Seam 55
Seam 55 contains no significant rock partings and consists of a high percentage of bright to medium lustrous attrital coal with a moderately high percentage of thin banded vitrain.

Seam 54
Seam 54 contains a bony coal zone up to 1.5ft thick in the middle of the seam with up to 0.3ft of total partings. Physical properties vary from a hard to a medium soft attrital coal, dull to sooty and mixed with thin vitrain bands.

Seam 52
Seam 52 is overlain by a section of alternating coals and shale and a massive sandstone unit 125 to 150ft thick. Shale partings within the seam total up to 1.65ft thick. Coal consists of a moderate to fairly high percentage of banded vitrain and attrital content. Some pyrite mineralization occurs.

Seam 51A
The upper bench of seam 51A is dirty and bony while the lower half has a high percentage of attrital coal. Where present it forms the upper bench, or split, of Seam 51.

Seam 51
Seam 51 consists of 2 distinct benches: the upper bench (Seam 51A) is half dirty and bony with a high percentage attrital coal. The lower bench is generally 25% bony material. A shale parting separates the 2 benches. The shale parting can be up to 2ft thick. Where the parting is more than 2ft thick the upper bench is labelled seam 51A and lower is labelled seam 51.

Seam 47
Seam 47 is generally clean, thin shale partings occur in some areas with a bony coal section at the top.

Seam 46
Seam 46 overlies a cyclical stratigraphic section of four to eight thin coal beds, rock partings vary from 0.2ft of shaly sandstone to 4ft of bony coal.

Seam 40
Seam 40 is overlain by a massive sandstone section 70ft to 90ft thick. Partings range from 0.2ft to 5.6ft thick. The rock partings are predominantly shale.

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Seam 31
Multiple shale and sandstone partings are present in Seam 31 and total up to 2ft with a section up to 1.3ft of bony coal in the upper half of the bed.

Seam 15
Seam 15 contains a high percentage of bright to medium luster attrital coal. No significant rock partings were found and the seam thins to the southwest.

Seam 14
Seam 14 is comprised mostly of bright coal with minimal partings (0.7ft at the thickest) of shale and bony coal in the north area. In other areas the seam is separated by a carbonaceous shale split up to 11ft thick.

Overburden and interburden lithotypes are reported as typical fine to coarse grained sediments occurring within coal measures, including mudstones, siltstones, sandstones and occasional pebble conglomerates. Glacial till occurs in patches of very erratic thickness.

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12	EXPLORATION

The periods and types of coal exploration undertaken on the property are summarised in Table 12.1. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 12.1
EXPLORATION METHODS

Year	Company/ Individual	Exploration Activity
1908 to 1942	Various*	Surface mapping, and sampling, trenching
1943	Stines	Surface mapping, and sampling, trenching
1945	Mathews	Surface mapping, and sampling, trenching
1970	Trend Exploration	Aerial reconnaissance mapping
1971	Utah	Surface mapping and drilling
1972	Utah	Surface mapping and drilling
1973	Utah	Surface mapping and drilling
1975	Utah	Surface mapping, drilling, and 2D seismic program
1976	Utah	Surface mapping, drilling and bulk sampling from adits
1981	Utah	Surface mapping and drilling
2010	Coalhunter	Validation drilling (coring)

* Includes Lord Rhonda, Rochford (1921), Burns Foundation, Beltz and Wigley

While truly a validation exercise, the drilling performed by Coalhunter in 2010 is included in the table because data from this program is used in the current geological model and will likely be utilized in future modeling and resource/reserve estimates.

12.1	REGIONAL MAPPING AND FIELD SAMPLING

From 1908 to 1951, coal exploration on the Carbon Creek property was largely restricted to mapping coal and rock units along creek beds and hand trenching with the aid of explosives. Coal samples were taken from partially or completely exposed coal seams and bedding attitude measurements were taken along rocky outcrops. This work was largely conducted by private concerns, the BC Department of Mines, and/or individuals representing the Burns Foundation, a then major coal lease holder in the area.

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By 1945, up to ten separate coal seams exceeding 4ft (1.2m) were identified with two of the seams being more than 6ft (1.8m) thick. These seams were called the Gething seams and were designated seams A though G2 from top to bottom. The coal seams were exposed over an area approximately 12 miles long (north to south) and two miles wide (east to west). The seams were interpreted to be deposited within an elongate synclinal basin that appeared to develop sub-folds in the southern portions of the property south of Eleven Mile Creek.

By the end of 1945, the coal seams were described as medium to low-medium volatile bituminous coal with one or two coal seams having coking properties (Mathews, 1945). The low number of seams with coking properties appeared to be attributed to the potential for the coal samples to be affected by surface weathering and oxidized.

A total of 26 field coal samples were described in the Stines (1943) report and 25 in the Mathews report. The location of the field mapping sites, coal sampling sites, and trenches described by Stines and Mathews were not surveyed using current methods i.e. theodolite and/or satellite based methods, and were limited to a text description of the sample locality. Plans illustrating the location of these points of observation were not available.

12.2	TREND EXPLORATION AERIAL SURVEY

Trend conducted a photo interpretation survey of the property in 1970 with some limited field mapping for validation purposes. Trend’s photo interpretation of the surface geology identified the main structural marker beds in the area such as the contact between the Cadomin and Gething Formations and reaffirmed the earlier interpretation3 of major structural controls on coal seam development.

Trend was of the opinion (Trend, 1971) that the earlier coal samples taken by Mathews were undoubtedly oxidized from surface exposure and no modern coking tests had been applied to these samples. Trend believed that some of the coal seams mapped at Carbon Creek should be excellent coking coals based on reported coal qualities for the Gething seams sampled in other regions of the PRC.

Trend’s photo interpretation and mapping exercise, together with earlier surface mapping and sampling along creek beds, formed the basis for future drilling and bulk sampling completed by Utah from 1971 through 1981.

____________________________
2 A though G represent 9 seams, however, an extra uncorrelated seam was identified representing the 10th seam.
3 Stines (1943) and Mathews (1945)

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12.3	UTAH MINES EXPLORATION

The most significant and comprehensive coal exploration to be conducted on the Carbon Creek Property was done by Utah between 1971 and 1981. The exploration campaigns encompassed surface mapping, core and rotary drilling, geophysical logging, coal/rock sampling, 2D seismic surveys, and bulk sampling from six adits. The location of the drillholes and bulk sample sites (adits) are illustrated in Figure 12.1. The exploration concluded in 1981 with the mapping and correlations of up to 16 potentially mineable coal seams west of Carbon Creek and north of Eleven Mile Creek. The drilling and mapping in the McAllister Creek area did not reveal any significant coal seam development and the coal seams were found to be generally thin (<0.5m) and discontinuous. Only two seams were recognised in the McAllister area that justified reporting coal tonnage estimates. These were called the Upper Seam and the Lower Seam by Utah.

12.3.1	Drilling and Coring

Drilling and coring formed a significant portion of the Utah operations, which during each field season resulted in a significant road-building enterprise. Boreholes drilled from 1971 through 1975 were all diamond cores. A combined program of rotary holes and diamond holes comprised the 1976 and 1981 programs. The core holes were designed for infill coal quality data and the rotary holes were used largely for seam outcrop and zone of weathering delineation.

The drilling and coring program greatly benefited the understanding of structure and coal seam stratigraphy and quality in the northern portion of the property, particularly north of Eleven Mile Creek.

Coalhunter drilled eight HQ core holes in 2010 for the purpose of validating the historic drilling data. Coal core was sampled and has been analyzed for raw coal quality including proximate analyses, sulfur, FSI and apparent specific gravity.

12.3.2	2D Seismic Program

A shallow 2D seismic program was undertaken by Utah in 1975. The seismic study was initiated to determine the extent to which pre-glacial stream channels may have impacted the depth of paleo-erosion on the property, which was subsequently filled with glacial till material. Although till depths were found to be highly erratic, from 0 to 200 feet, drillhole records indicated an average depth of approximately 40ft across the north portion of the property. Localised thickening of unconsolidated cover was observed by Utah in two drillholes. To obtain a better understanding of the possible extent of this thickening, Utah ran four 2D seismic lines between Seven Mile Creek and Nine Mile Creek. The location of the 2D Seismic lines is illustrated in Figure 12.1 and a sample of the interpreted sectional profiles illustrated in Figure 12.2. The 2D seismic surveys suggests that there has been some localised thickening of till cover from paleo stream channel erosion to a maximum of 200ft from surface and that this area must be considered in coal tonnage estimates.

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12.3.3	12.3.3 Adit Bulk Sampling

During the 1976 program, Utah excavated six adits for the purpose of obtaining unoxidized bulk samples for coal quality analyses, washability, carbonization tests, geotechnical and weathering characterization, and to simulate actual underground mining conditions by utilizing underground mining equipment to complete the adits. The adit locations are shown in Figure 12.1 and are numbered according to the seam or seams that were excavated. The adits were driven using mechanized underground mining equipment on seams 15, 31, 51, and 51A and hand driven adits were completed on seams 14, 40 and 52. The mechanised mining equipment consisted of a Joy 6 CM continuous miner, a Joy 10 SC-26 shuttle car, triplex pumps, and electric circuit center. All machinery was barged across Williston Lake to access the property and access roads to the site were excavated and graded to allow equipment access.

The following measurements and observations were made by Utah at the bulk sample sites, excerpted from various exploration reports:

•	Apparent dip attitudes, strike, and dip were recorded for roof and seam at the adit portals. Once into the drift, the lack of good bedding planes and the generally flat bedding did not permit accurate attitude records by Brunton compass.

•	The six seams were dry, although water dripped from the back of all adits, especially near the portal or within the oxidized zone. No evidence of methane was detected in any of the six adits.

•	Roof fractures were generally tight and none entered the seam at the back, though cleat attitudes do approximate roof fracture attitudes. Near vertical roof fractures were more numerous in adits 15, 31 and 51, with bedded siltstone and mudstone roof rock.

•	Fractures on bedding planes were evident within the oxidized zone. Beyond this, bedding was tight and rock broke conchoidally but generally parallel to the approximate bedding. Fractures were two (2) to three (3) ft apart in adit 51 and more widely spaced in adits 15 and 31.

•	Fractures were not evident in the more competent non-bedded sandstone roofs of adits 14 and 40.

•	Bedding was clearly evident in the mudstone roof of seam 52 at the portal. Beyond the portal, neither fractures nor bedding were apparent in the generally massive mudstone unit above Bed 52. Given time with exposure to air, bedding fractures will appear as evidenced at the portal and in diamond drill core left exposed to the air.

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•	No faults were intersected in any of the six adits. Bedding plane movement was not evident in the roof rock, though minor slickensides were evident within each of the seams. Some fracturing at angles to the bedding and cleat surfaces were also evident within the seams.

•	Face and butt cleat was developed in each seam, but not always through the entire seam thickness.

•	In the six adits it was not evident that the roof fractures were aligning with the coal cleat or transecting and continuing into the seam. However, a stereo-net plot of poles to fractures reveals a fracture set, roughly 123/83NE, on the roof of the adits which approximates the attitudes for the coal's butt cleat.

•	A second set, 023-033/0N approximates the attitude for the face cleat. This second set lies at right angles to the trend, 335o from the Carbon Creek syncline.

An example of channel profiles of coal seams and roof compositions derived from the adit locations, as described in the Utah 1976 exploration report, is presented in Figure 12.3. A brief summary of the geologic mapping at each adit location is provided below.

Adit 14
Vertical fractures in the sandstone roof (divides the thin upper split from the thicker lower split) are evident at the portal. At 28m from the portal, fractures are no longer evident in the roof which has a non-bedded conchoidal appearance. No mud splits were evident within the lower split. The seam was dry though drippers were evident in the roof.

On a bearing of 230°, the adit dimensions averaged 8.5ft by 18ft rising at a slope of 2 1/2°. Coal seam thickness was constant at 72in.

Adit 15
Two fracture directions, 100-105/70oN to vertical and 177/0N, are evident in the roof of the adit throughout its length. The latter set is second generation and does cross cut the east-west set.

Up to 3in of gouge is sometimes evident on the east-west fracture set. Neither fracture system enters the seam at the roof but aligns slightly to the coal cleat.

Collapse or movement in the roof after coal extraction was discernible near fracture intersection; the footwall on the east-west showed movement towards the adit opening.

The caprock is a slabby mudstone and silty mudstone. Very hard elliptical siltstone lenses, up to 12in thick and 4m in length, 17-20in below the roof of the seam were evident throughout the adits length. The coal seam was dry although drippers were evident in the roof.

Adit 31
No roof rock was evident on Seam 31 after face up at the portal. Glacial till covered the seam and continued for a length of 40ft into the adit. At 40ft from the portal, large rotated blocks (glacially disturbed) of coal were evident within the upper split. The blocks were enveloped by 6-8in of soft fine gray mud with coal inclusions. This phenomenon is not evident beyond the point where rock displaces till as the caprock.

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Two mud splits, 2in and 1in thick and 8in and 32in below the roof were evident through the adit's length. Pyrite flakes were evident within the top 8in of the seam. The seam is hard, blocky, and banded with good cleat development throughout.

A dominant fracture set 130-145/70E to vertical sometimes carrying up to 3in of gouge was evident in the roof throughout the adit's length. A second set 50/0N was weakly developed.

Adit 40
Two fracture sets were mapped within the roof. Dip was not ascertained because of their tight nature. The brighter and blockier sections of the seams were exceptionally hard. The adit was wet throughout its length.

Adit 51
The portal was completed in the vicinity of diamond drillhole 72-10 where less than 6in of shale separates seams 51 and 51A throughout the adit's length. Average combined seam thickness was 8.5ft.

Two tight fracture sets, 120-125/75-85N and 25-35/85S were evident in the roof. The low intensity sinuous north-south set does not transect the high intensity east-west set. The immediate back in the adit is a slabby silty mudstone; when mined away from the oxidized zone it fractures concoidally on flat surfaces approximating the depositional bedding. Within the oxidized zone it slabs off at bedding planes.

Adit 52
The mudstone roof at the portal exhibited slabbing along bedding planes and a fracture set trending 035/80N was observed. Within the adit vertical roof fractures were not evidenced.

The adits provided important bulk sample coal quality data that may be useful in future development effort. They provided data on depth of weathering profiles and benchmarked mining productivity, albeit using equipment of that time period. The coal quality and carbonization test data obtained from the bulk samples is further described in Section 18.2.2 of the report.

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13	DRILLING

There were six drilling programs on the property between 1971 and 1981 and one in 2010. The year, number, type, and footage are outlined in Table 13.1. The location of the drillholes including drillhole ID’s (numbers) is provided in Figure 13.1.

TABLE 13.1
UTAH MINES LTD DRILLING STATISTICS

Year	Number Holes	Total Length	Average Depth	Type Drilling	Hole Diameter
1971	9	6,752 ft	750 ft	Core	HQ
1972	14	9,296 ft	664 ft	Core	HQ
1973	11	6,642 ft	604 ft	Core	HQ
1973	5	846 ft	170 ft	Core	6 inch
1975	36	24,946 ft	693 ft	Core	HQ(27),PQ(9)
1976	162	20,688 ft	128 ft	Rotary	HQ
1976	19	11,225 ft	591 ft	Core	HQ
1981	6	1,443.23 m	240 m	Core	HQ
1981	39	1,747 m	45 m	Rotary	HQ
2010	8	1,712 m	214 m	Core	HQ

All drilling was vertically orientated, targeting coal seams that were mostly dipping between 5o and 20o from the vertical. Approximately one third of the 309 holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering.

Prior to the 1981 drilling program there was inadequate road access from paved highways in the area and all drilling, bulk sampling, and road construction equipment had to be barged across Williston Lake to the Carbon Creek embayment on the southern shores of the lake. Gravel access roads to the drillsites as well as temporary bridges across creek beds were constructed from the embayment with the aid of bulldozers. The length of new gravel road constructed per year is listed in Table 13.2. After each summer drilling program the road shoulders, drillsites and campsites were seeded with a mixture of grasses approved by the British Columbia Forest Service.

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TABLE 13.2
UTAH MINES LTD ACCESS ROAD CONSTRUCTION

Year	Road Construction Length
1971	19 miles
1972	14 miles
1973	5 miles
1975	24 miles
1976	21 miles
1981	5 km

It is apparent that some of the coal exploration access roads still exist and have been used in logging operations up until a very recent time. Additional roads created for logging and the abundant cut block operations have substantially altered the surface physiography and complicated the ability to locate the historic drill locations in the field. Coalhunter used existing roads and trails for access to historic sites in order to twin for validation purposes.

There is no record of how the drillholes were surveyed in the Utah exploration reports. It is Norwest’s experience that drillhole collar surveys undertaken by major coal mining companies such as Utah were typically done using theodolites and using closed-loop traverse triangulated from public land survey base points. This method of survey is at an acceptable level of accuracy for coal exploration purposes. Downhole surveys to check for hole deviations are deemed by Norwest to be unnecessary given that the rather shallow average depth of the drillholes would not result in any significant deviation of the holes from the vertical.

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14	SAMPLING METHOD AND APPROACH

Coal samples have been acquired and analyzed over the 70-plus years of property exploration. The history, number and methods of sampling is summarised in Table 14.1.

TABLE 14.1
COAL SAMPLING HISTORY AND METHOD

Year	Reference	Company/ Individual	Type Sample	Number Samples
1908 to 1942	Stines (1943)	Private	Grab (hand)	13
1943	Stines (1943)	Burns Foundation	Grab and channel	13
1944	Mathew (1945)	BC Department of Mines	Grab and channel	45
1971	Utah (1976)	Utah Mines	Drillcore	93
1972	Utah (1976)	Utah Mines	Drillcore	130
1973	Utah (1976)	Utah Mines	Drillcore	95
1975	Utah (1976)	Utah Mines	Drillcore	296
1976	Utah (1976)	Utah Mines	Drillcore, rock chips, adit bulk	unknown
1981	Utah (1981)	Utah Mines	Drillcore, rock chips	unknown
2010	SGS Lab	Coalhunter	Drillcore	114

Prior to 1971, all sampling of coal seams in the Carbon Creek property was from natural surface exposures along creek beds and from hand excavated trenches with the aid of explosives. Where the entire seam was exposed, channel samples were taken (i.e. samples representing the entire coal unit from top to bottom). Sampling from surface exposures and shallow trenches is not as accurate as sampling from drillcores due to the potential effects of surface weathering on the sample and difficulty in standardizing the sample mass per lithologic unit. These limitations were described by both Mathews (1945) and Trend (1970).

The preferred and unbiased method of coal sampling is from drillcore samples. The drillcore sampling field methods were not described in the Utah drilling reports. It is, however, Norwest’s belief that the work was conducted to typical industry standards of the time given that Utah was a major coal and mineral commodity producer at that time with a many active mines worldwide. The following is Norwest’s interpretation of the field sampling protocols based on the drillhole sample records in the Utah exploration reports:

•	Drillcore samples for the most part included the entire seam and thin (<0.5m) rock partings were included in the coal samples.

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•	Where more than one sample was encountered per seam, the drillcore samples were usually contiguous and representative of a typical lithological description or bench of the coal seam.

•	Chip sample were taken from the rotary holes, but these were separated from the drillcore samples and not used by Utah for detailed analyses of coal quality and washability analysis.

Prior to 1976, all samples were transported to Utah’s Palo Alto laboratories in California for analysis. The time lapse between the field sampling and analyses at the laboratory is unknown and it is possible that there may have been some minor loss in coal volatile and moisture content between field sampling and analyses. The maturity and age of the coal suggests that this is unlikely to have any material impact on the evaluation of the coal quality at Carbon Creek.

Norwest personnel were on site during the first two holes of the Coalhunter 2010 program. Norwest’s observations showed that core was sampled, handled, sealed and packaged using current industry standards. Analyses for the 2010 Coalhunter samples were performed at the Huntington, West Virginia facility of SGS Laboratories. Metallurgical characterization other than FSI is pending.

During the 1975 to 1976 period, large diameter drilling (6in diameter) and bulk sampling from surface adits were successfully completed by Utah for the purposes of obtaining enough sample mass for more detailed coal washability tests, coal sizing tests, and further metallurgical testing. This is also current industry practice since it best represents the likely coal handling characteristics in a mining operation and the impacts thereof on coal quality.

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15	SAMPLE PREPARATION, ANALYSES AND SECURITY

Carbon Creek coal has been sampled and analyzed throughout much of its exploration history. Numerous analytical programs have been applied with a similar number of analytical companies conducting the laboratory work. A summary of sample source and type of analyses are summarised in Table 15.1 and a list of laboratories used is summarised in Table 15.2.

In coal work additional special security methods and chain of custody procedures for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

TABLE 15.1
SAMPLE ANALYSES

Year	Company/Individual	Analysis Type
1908 to 1942	Private	Raw proximate
1943	Burns Foundation	Raw proximate
1944	BC Department of Mines	Raw proximate
1971	Utah	Raw proximate, washability
1972	Utah	Raw proximate, washability
1973	Utah	Raw proximate, washability
1975	Utah	Raw proximate, washability, coal sizing
1976	Utah	Raw proximate, washability, coal sizing, carbonization
1981	Utah	Raw proximate, washability
2010	Coalhunter	Raw proximate, FSI, ASG

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TABLE 15.2
COAL LABORATORIES

Year	Laboratories
1908 to 1942	GS Eldridge and Co. - Vancouver (Beltz), Hayes and Son - Toronto (Rochfort)
1943	Gutbertlet Laboratories-Vancouver, Seattle
1944	not listed
1971	Palo Alto, California
1972	Palo Alto, California
1973	Palo Alto, California
1975	Palo Alto, California
1976	Palo Alto, CT&E, CES, and EMR
1981	Utah International Labs, California
2010	SGS Laboratories, West Virginia

15.1	PERIOD 1908 TO 1945 FIELD SAMPLES

During the coal exploration period from 1908 to 1945, the coal analyses were restricted to raw (unwashed) proximate analyses, namely: measurements of moisture, ash, volatile matter, sulfur and fixed carbon content in coal as well as calorific value in British thermals units (BTU). The laboratories used for these samples are no longer in operation, however the techniques and approach are expected to be similar to that of current coal laboratory practices. The transport and handing of these samples has not been documented and extended periods of coal exposure to the atmosphere may have impacted the measurement of volatile matter and moisture content in the coal samples. In addition, there is a possibility that some of the samples were of weathered coal, which would exhibit higher moisture content, lower volatile matter content and calorific value, and lower FSI values than fresh (unweathered) coal samples. Data from this era of sampling is not included in this report.

15.2	PERIOD 1971 TO 1981 DRILLHOLE AND ADIT BULK SAMPLING

Sample preparation and analytical methods from the Utah campaigns are believed to be to current industry standards. The laboratories are well respected and the procedures well documented in the Utah reports. Methodology of sample preparation, laboratory equipment design and analytical procedures have not changed significantly in the past 30-plus years from the work described.

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15.2.1	Slim Core Single Gravity Flotation

From 1971 to 1975, all drillcore coal sample analyses were undertaken at Utah’s Palo Alto laboratories. Some field testing of coal swell (FSI) was undertaken by Utah geologists and compared with the laboratory test results which were performed under standardized testing environments.

Laboratory handling procedures for samples taken prior to 1976 was as follows:

•	Unseal and air-dry (65º to 90º F) for 24 to 48 hours

•	All individual seam samples crushed through 3/8”

•	Cone and quarter out head sample

•	Seams of greater than three feet of thickness to screen sizing and washability testing – minus 28 mesh fraction to froth flotation

•	All seams to single gravity separation at 1.40 S.G.

•	Laboratory analysis of all products

•	Compute material balances.

15.2.2	Slim Core Froth Flotation

The procedure used in coal flotation was as follows:

•	200 grams minus 28 mesh coal from screen sizing tests 5 to 7 percent solids

•	Added 0.05lb per ton MIBC frother

•	Condition one minute

•	Float for three minutes (Concentrate I)

•	Added 0.10lb per ton fuel oil

•	Condition one minute

•	Float for 3 minutes (Concentrate II)

•	Laboratory analysis of all products

•	Compute material balances.

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In almost all cases, the MIBC showed a preference for metallurgical coal. The fuel oil showed no preference and floated all coal alike. It appears in the Carbon Creek deposit that it is possible to make a satisfactory separation between coking and non-coking coals by use of froth flotation.

In 1976, an onsite sample preparation trailer and assay lab trailer was constructed for analysis of drillcore samples, rotary chip samples, and adit coal samples. The purpose of using the on-site lab was to:

•	Determine the non-oxidized-oxidized coal boundary from near surface rotary drill samples

•	Ensure that non-oxidized samples are taken from the adit locations

•	Handle a large volume of sample and to ensure quick turnaround of results

Flowsheets illustrating the method of analyses used in 1976 are in Figures 15.1 through 15.3. Duplicates of all samples were made for cross check analyses at Utah’s Palo Alto laboratories.

Additional adit bulk samples were sent to Commercial Testing and Engineering (CT&E) in Denver, Cyclone Engineering Sales Ltd (CES) in Edmonton, and Energy Mines and Resources (EMR) in Ottawa. The role of each testing facility is described below and the results of the tests are described in section 18.2.2 of the report:

15.2.3	Bulk Samples - CT&E

The six bulk samples consisting of about three tons each were shipped from Carbon Creek to CT&E in October 1976. Individual seam test work consisted of: size distribution, “rough” multi- gravity washability, and single gravity bulk washability. The six coal samples were then shipped to the EMR lab during the month of December for carbonization testing. Because of EMR’s delay in reporting analytical results, it was decided to send the coke oven coal and resultant coke to CT&E in Denver for analyses. All coal charged in the 500lb test oven was analyzed for proximate, ultimate, forms of sulfur, and mineral analysis of ash. Coke samples were analyzed for proximate only.

15.2.4	Channel Samples - CES

The channel samples for seams 14 and 15 weighed about 2,000lbs. Each sample was analyzed for size distribution, multiple gravity washability, and floatability. Bulk samples of each seam were prepared for carbonization testing by washing at 1.40 S.G.

15.2.5	Bulk Samples - EMR

Six bulk samples of washed metallurgical coal were shipped from CT&E to the EMR lab for carbonization testing. The tests consisted of thermal rheology and carbonization of component coals and blends. Petrographic analysis of coals was also run, and blend results calculated.

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Thermal rheology consisted of Gieseler plasticity, Ruhr dilatation, and free swelling index. Carbonization consisted of linear expansion in the sole-heated oven, pressure and coke quality in the 12in movable-wall oven.

15.3	CURRENT PERIOD

15.3.1	Slim Core - SGS

A total of 114 coal samples were sent to the SGS laboratory in Beckley, West Virginia from the 2010 Coalhunter program. They have been tested for standard raw coal analyses including proximate analysis, sulfur, FSI and apparent specific gravity. Roof and floor samples were also analyzed for most seam with a parameter suite limited to short proximate (moisture, ash, heating value), sulfur and apparent specific gravity. Roof and floor data was sampled to be used in dilution calculations for any future reserve estimates. A small number of samples were submitted for basic washability testing at 1.5g/cc float/sink.

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16	DATA VERIFICATION

The majority of data used in the current geologic model was sourced from exploration programs conducted by Utah during the period of 1971 to 1981. The data was acquired by Norwest from MEMPR and from Coalhunter, which included many of the original hardcopy documents from these programs, including geophysical logs, geologist’s core logs, location maps and drilling completion reports. The data was found to be very well organized and evidently prepared by experienced coal exploration professions, as would be expected from a company with Utah’s reputation.

Norwest was charged with the task of compiling a digital database from these documents and has done so, utilizing staff trained in coal exploration and interpretation. The compiled database was subjected to visual proofing and standard statistical checks in order to identify errata prior to modeling. Norwest then produced a preliminary geologic model using the Utah database as well as surface information derived from public domain sources, including:

•	www.geogratis.com for drainage and infrastructure

•	www.geobase.com for topography

•	www.geobc.com for road networks.

Model results were compared against Utah’s geologic plans and overall interpretation of the property’s structure and stratigraphy. Seam isopachs and quality isopleths were produced and examined for inconsistencies as further data grooming progressed. Holes showing significant errata were identified and checked. A small number of holes were removed from the model database, primarily due to having incorrect collar elevations compared to topography, coupled with non-conforming stratigraphy. A final validated data set of 267 holes was used for modeling.

The final geological model included the results of the eight-hole validation drilling program conducted by Coalhunter in the fall of 2010. The validation was performed on a select set of Utah holes in order to confirm that they could be used in accurately estimating a compliant resource. A total of eight holes were cored from surface as near as possible to the original Utah holes selected for the exercise. Utah holes were selected based on being core holes representing a range of exploration campaign years and covering all of the 12 main seams contributing to the Carbon Creek resource. One of the eight holes drilled was not used in the exercise. Hole CC-10-09C blocked off prior to geophysical logging and, proving impractical to reopen and successfully log, could not achieve the accuracy of coal intercepts necessary for the validation program.

Using the seven holes with geophysical logs, a total of 47 seam intercepts were compared, with variances ranging from 0% to 5% on a per hole average. The cumulative coal thickness of major seams intercepted in each holes is shown on a per-hole basis in Table 16.1.

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TABLE 16.1
CUMULATIVE COAL SEAM THICKNESS COMPARISON

New Hole		Twin Hole
Hole Number	Cumulative Coal Thickness	Hole Number	Cumulative Coal Thickness	Variance	Number Major Seams
CC-10-01C	9.64	75-43C	9.77	-1%	3
CC-10-02C	9.23	73-30C	9.07	2%	9
CC-10-03AC	8.94	71-02C	9.09	-2%	11
CC-10-04C	5.52	76-71C	5.53	0%	5
CC-10-05C	12.82	81-88C	13.19	-3%	9
CC-10-07C	5.71	75-56C	5.98	-5%	4
CC-10-08AC	5.87	72-16C	5.60	5%	6
Total	57.73		58.23	-1%	47

Table 16.2 illustrates the validation results on a seam to seam basis. The validation results satisfies Norwest that the data acquired by Utah and compiled for the Carbon Creek geologic model is of sufficient accuracy to use in a NI 43-101 compliant resource estimation.

TABLE 16.2
SCATTER PLOT OF SEAM THICKNESS COMPARISONS

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The author assisted with planning and implementing the validation program and observed drilling activities on October 22 and 23, 2010. Other Norwest personnel were onsite for drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which leads the author to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report. Coalhunter personnel involved with the validation drilling program were experienced coal explorationists and conducted the field operations in a professional manner.

The author, a qualified person for coal exploration, conducted site visits on July 23, October 22 and 23, 2010. The site visit made in July utilized a helicopter which provided aerial reconnaissance capability and the ability to land and investigate numerous locations on the property.

A check for drilling locations in the field found that most of the drill hole locations had been obliterated by extensive logging activities throughout the area. Three of the Utah adit sites were successfully located using a hand-held GPS unit to navigate to the historic map locations. The adit entries were reclaimed and had material sloped over them; however, the pads for operations had obviously been levelled and numerous chunks of coal from the bulk sample piles remained on the pad surface.

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17	ADJACENT PROPERTIES

No information from adjacent properties was used in the preparation of this technical report.

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18	MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology used in this report is “Coal Quality and Processing”.

18.1	REGIONAL QUALITY CHARACTERISTICS

In the Carbon Creek area, coals of the Gething Formation are primarily ranked medium volatile bituminous, while the Gates Formation coals are typically ranked medium to high volatile bituminous. The influence of depth of burial will increase or decrease coal maturity and rank depending on relatively deep or shallow burial respectively. Suitability of these coals for coke making, either directly or by pulverized coal injection, is determined through rheological testing and petrographic analysis on a seam-by-seam basis. Gething coals have produced satisfactory metallurgical products, particularly after beneficiation.

18.2	COAL QUALITY OF THE CARBON CREEK AREA

Prior to 1971, all coal sampling on the property was from surface exposures or from shallow trenches. The coal quality results from these early surface sampling exercises are not summarized in this report given that the exact locations of these samples are not documented and that the samples were likely to be effected by surface weathering.

18.2.1	Coal Rank

There has been very little characterization of rank found in the historic reports. The 1970 Trend report states that “Representative analyses of the medium volatile bituminous coal ....reveal the large number of low ash (2 to 6%) low sulphur (0.5 to 0.7%) and the high BTU (11,000 to 14,000) values. The samples were undoubtedly oxidized and no modern “coking” tests have been performed on these coals.” These statements must refer to near-crop adit or trench samples obtained during the Burns era and are the only reference to rank of raw Gething coal from the property. The Utah 1971 report refers to “washed medium volatile bituminous coal” of Carbon Creek.

A Utah inter-office memorandum, July 12, 1977, describing carbonization tests of washed coals from adit samples provides the most seam-specific data on rank, and states that Seams 14, 15, and 31 were medium volatile bituminous and Seams 51 and 52 were high volatile A bituminous. The Seam 40 sample was not reported.

Coal rank determined from the current geologic model is predominantly medium volatile bituminous, as shown in Table 18.1 below. The upper seams are on the border between medium volatile bituminous and high volatile bituminous A in rank, approaching an average of 31% volatile matter content (dry, mineral matter free basis) that separates the two classifications.

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18.2.2	Summary Carbon Creek Coal Quality

In-place coal quality for the Carbon Creek resource base is summarized in Table 18.1. It is derived from the combined Utah and Coalhunter laboratory analyses from slim core (mostly HQ gauge) recorded in the current geologic model. The data base includes test results for proximate analyses, total sulfur, calorific value (Btu/lb), FSI and apparent specific gravity.

TABLE 18.1
RAW COAL QUALITY

Seam	Thickness (m)	Coal Quality (air dried basis)
		Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon %	BTU/lb	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	2.11	0.95	19.03	0.57	19.20	60.83	12,362	3.0
Average	1.63	2.09	14.13	0.94	25.47	58.32	12,756	3.0

Values shown in Table 18.1 are for raw, unwashed coal. Processing raw coal using density-specific media (coal washing) is widely used to improve coal quality by reducing ash and sulphur content and raising calorific value. Coking properties such as swelling (FSI) and dilation are typically improved as well. Coals of the Gething Formation have proven to respond very well to processing and typically can be washed to a significantly lower ash content while still experiencing reasonable yields, thus increasing their suitability as metallurgical products.

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Washed coal quality values from the 2010 Coalhunter drilling program were not available at the time of the original report. Norwest has recently reviewed the basic wash test results and find them consistent with the values reported by Utah below and do not impact the resources in this report, as these are reported on a raw basis. Tables 18.2 and Table 18.3 present washed coal quality tables from the Utah 1976 report for both core and adit samples respectively. They show a general increase in FSI over the raw analyses, indicating more favourable swelling characteristics, especially in those seams testing at higher raw FSI values.

TABLE 18.2
COAL QUALITY AND YIELDS AT 1.4 SG (AFTER UTAH 1976)

Seam	Thickness (ft)	Recovery (%)	Coal Quality (air dried basis)
			Moisture (%)	Ash (%)	Sulfur (%)	Volatile Matter (%)	Fixed Carbon (%)	BTU/lb	FSI
55	5.0	85.8	2.35	3.90	0.73	30.30	65.80	14,169	3.1
54	4.9	90.8	2.32	2.35	0.73	28.00	69.60	14,402	2.0
52	4.4	67.0	1.90	4.61	1.57	30.80	64.60	14,114	5.0
51A	4.4	90.1	2.14	2.92	0.86	26.60	70.60	14,384	2.7
51	5.7	87.2	2.21	2.67	0.79	26.20	71.00	14,412	2.6
47	4.3	76.2	2.52	3.39	0.96	27.10	69.90	14,209	2.3
46	5.1	88.1	2.05	2.96	0.86	28.90	68.60	14,441	3.6
40	4.8	80.0	1.80	3.66	1.00	29.30	67.70	14,420	6.8
31	7.3	59.7	1.50	5.62	1.02	28.40	65.20	14,280	7.9
15	8.4	89.0	1.35	3.53	0.50	22.30	74.90	14,860	4.1
14	7.7	76.1	1.15	4.90	0.56	21.30	74.10	14,710	3.7

It is apparent from the washed coal tables that some seams have inherently better swelling characteristics than others. These seams will likely produce a higher quality product than the others. Comprehensive washability tests and analysis for a full suite of metallurgical properties has yet to be undertaken, and a judgement of the suitability of these coals for the coking coal market cannot be made until these tasks have been accomplished. A full program of sizing, washability and metallurgical testing is recommended prior to more advanced engineering and economic analysis.

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TABLE 18.3
ADIT BULK SAMPLE COAL QUALITY (AFTER UTAH 1976)

Adit	Sample Type	Coal Quality (air dried basis)				Recovery (%)
		FSI	Ash (%)	Moisture (%)	Sulfur (%)
15	Raw R.O.M*	3.5	12.59	1.44	0.87
	1.4 SG Floats	4.4	3.22	1.57	0.93	79.90
	1.4 SG Sinks	1.0	50.52	1.13	0.76
31	Raw R.O.M	6.0	18.80	1.62	0.94
	1.4 SG Floats	8.8	6.20	1.32	0.10	69.40
	1.4 SG Sinks	<1.0	47.00	1.31	0.89
51	Raw R.O.M	3.0	5.50	2.27	0.68
	1.4 SG Floats	3.2	2.60	1.69	0.66	93.00
	1.4 SG Sinks	<1.0	43.50	1.48	0.93
14	Raw R.O.M	4.3	16.47	1.09	0.75
	1.4 SG Floats	6.3	6.27	1.08	0.68	71.86
	1.4 SG Sinks	1.0	42.59	0.93	1.08
52	Raw R.O.M	4.6	12.00	1.63	3.28
	1.4 SG Floats	6.4	3.90	1.60	2.32	78.00
	1.4 SG Sinks	1.0	40.17	1.27	5.70
40	Raw R.O.M	2.1	8.28	1.97	0.95
	1.4 SG Floats	2.7	3.60	1.37	0.99	87.07
	1.4 SG Sinks	<1	37.66	0.80	0.85

*Run-of-mine-diluted

A comprehensive washability analysis has not, to Norwest’s knowledge been conducted. Full sizing and washability testing, combined with metallurgical characterization to current industry standards is recommended in order to provide sufficient detailed data that would allow further engineering and economic analysis.

The 1981 Utah geologic report did not include a summary table of drillhole and adit coal qualities, but did provide a synopsis of the assay results for the adit bulk samples sent to CT&E, CES, and EMR test facilities. Relevant excerpts of this synopsis are provided below.

CT&E

1.	Raw coal contained appreciable intermediate size coal (20% to 30%) and few 28M x 0 fines (10% to 15%).

2.

Raw coal analysis of seams 31, 51, and 52 varied from preliminary channel sample results due to increased dilution associated with the adit samples. However, chemistry and recovery of the washed coal compared favourably.

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3.	Seams 14, 15, and 31 were medium volatile bituminous (MV), and seams 51 and 52 were high volatile A bituminous (HVA). Blends carbonized were generally medium volatile.

4.	Individual seams were low in ash.

5.	Sulfur values were less than 1%, except seam 52, which was 2.2%. Blends were slightly high at 1.1% to 1.2%.

6.	Coke volatiles were around 1%, signifying the coal was coked out.

7.	Calorific value of component coals was high at 14,000 Btu/lb.

8.

Chlorine in Carbon Creek coals was somewhat high at 0.2%. This may be due to residual chlorine bound tightly in the coal from the washability test. A chloride compound was used to wash the coal which is no longer accepted practice.

9.	Oxygen content of the component coal was high at 6% to7%, indicating possible inherent oxidation.

10.	Seams 14, 15, and 31 were high in phosphorus, especially seam 14, which was 0.3%. Blends were also high at greater than 0.1%.

CES

1.	Seams 14 and 15, considered the most friable, showed only 12% fines (28M x 0).

2.	Coarse raw coal was lower in ash and sulfur than the fines. Results were also similar to preliminary channel sample results.

3.

Coarse coal (1in to 1/2in x 28M) gravity of separation must be low in order to produce a good met coal product; therefore, heavy medium separation must be used. The amount of near gravity material at this point is quite low indicating an easy separation.

4.	The fines (28M x 100M and 100M x 0) responded well to floatation, giving a high recovery at low ash and sulfur.

5.	An H.M. cyclone-hydrocyclone-flotation circuit gave only a slightly better product than an H.M. cyclone-flotation circuit.

6.	Coal cleaning had little effect at reducing sulfur in the coals, but significant effect at lowering the ash. Most of the sulfur was organic or part of the coal molecule.

7.	Seam 15 clean coal was lower in ash and higher in sulfur than seam 14.

8.

FSI of seam 15, 1in to 1/2in x 28M at float 1.35 S.G. dropped unexpectedly. Such an occurrence is unusual and according to petrographic analysis was caused by a drop in reactive vitrainite and an increase in inert semi-fusinite and fusinite.

EMR

1.	Pulverization of component coals were similar but somewhat fine at greater than 90%.

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2.	Grindability was highest for the higher rank coals, but friability of the blends was quite good.

3.	All component coal and blends were practically inactive, at only 2% to 4% contraction.

4.	Since the coals were only slightly contracting, oven wall pressure was also low at 0.2 lbs/in2.

5.

Plasticity of component coals and blends were low at less than 5 DDPM, except seam 52, which was 60 DDPM. Low fluidity is characteristic low volatile and medium volatile coals, but not for high volatile coals like seams 51 and 52.

6.

Free-swelling-index of component coals were as expected, except seam 40, which was only 2. However, caking properties of the blends were quite low, probably due to the length of time the crushed coals were in storage.

7.

Petrographic results showed a good balance between reactives and inert. However, predicted stability, in most cases, did not agree with actual test oven results. Petrography data is used to give only the coal’s potential for making coke. Inherent oxidation is felt to be the cause for the difference. The Safrain 0 stain test, a rapid test for oxidation, showed all component coals to contain some degree of weathering.

8.

Test oven conditions in all cases were good with uniform moisture and bulk density. Coke breeze (1/2” x 0) in all blends was high at 15% to20%. Coke strength of seams 14, 15 and 31 was high at 50, but the blend results were lower than expected, probably due to the oxidation associated with the length of time the crushed coals were in storage.

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19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following is a discussion of the criteria and results obtained for a resource estimation of the Carbon Creek License Application Area. It has been completed in accordance with the criteria and procedures given in GSC Paper 88-21 as required by NI-43-101. An independent qualified person, who is an employee of Norwest, has participated in and supervised the resource estimation and classification work.

19.1	APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Reserves" adopted by the ClM Council and last modified on December 11, 2005 and referenced the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada" (GSC Paper 88-21) during the classification, estimation and reporting of coal resources for the Carbon Creek property.

19.2	COAL RESOURCE ESTIMATION

The term "resource" is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations contained herein are on a geological in-situ basis; i.e. as an in-situ tonnage and not adjusted for mining losses or dilution. However, minimum mineable seam thickness and maximum removable parting thickness are considered; coal intervals not meeting these criteria are not included in the resources. Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance.

GSC Paper 88-21 also utilizes criteria adapted to reflect the differing assurance levels associated with varying levels of geologic complexity. Four levels of increasing geologic complexity are addressed and include:

•	Low

•	Moderate

•	Complex

•	Severe.

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Norwest has determined that the area where resources are calculated for the Carbon Creek property is considered ”Moderate”, based on its shallow dips, broad open folding, and relatively mild faulting. The criteria for coals found in the geology type “Moderate” are given in table 19.1.

TABLE 19.1
CARBON CREEK COAL RESOURCE ESTIMATION CRITERIA

Surface Resources
Minimum depth from surface (weathered zone)	15m
Maximum stripping ratio of surface resource (m3 /tonnes)	20:01
Minimum apparent seam thickness	0.6m
Maximum mineable parting thickness	0.6m
Underground Resources
Minimum depth from surface	30m
Maximum depth from surface	600m
Minimum apparent seam thickness	1.5m
Maximum mineable parting thickness	0.5m

Coal resources estimated for the Carbon Creek property are considered to be of immediate interest. Coal resources are estimated for both surface and underground deposit types and categorized as Measured, Indicated and Inferred, summarized in Table 19.2. The resource statement is current as of June 3, 2011.

TABLE 19.2
CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – JUNE 3, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	10.5	7.4	6.8
Underground	mvB	40.0	56.1	82.3
Total	mvB	114.0		89.1

The Carbon Creek resource area is illustrated in Figure 19.1. It is bounded by Carbon Creek and the Carbon Creek fault in the east and by the north fork of Eleven Mile Creek in the south, where drilling is sparse and the geology is believed to become more complex. Coal License Application boundaries and drill hole density limit the resource to the west and north.

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The resource estimates were made from a geologic model constructed by Norwest using Carlson® software, an internationally recognized application for geologic modeling and resource estimation. Key horizons, or “surfaces” were modeled to provide the necessary limits for volume estimation. Coal density values from both Utah and current Coalhunter sample analyses were found to average slightly less than the 1.44 g/cc recommended by GSC Paper 88-21 for the average ash content of the Carbon Creek resource. A value of 1.40g/cc was used in the resource estimates and is considered conservative.

Measured and Indicated Resource estimates for the CGDL areas and the License Application areas are differentiated in Table 19.3. If developed, the CGDL’s would be subject to a reduced royalty structure, being private, or “fee” coal, as opposed to the coal resources controlled by the BC provincial government in the License Application areas.

TABLE 19.3
RESOURCES BY COAL OWNERSHIP

Coal Ownership	Measured (Mt)	Indicated (Mt)	Total (Mt)
Crown Granted District Lots	18.6	17.6	36.2
BC Coal License Applications	31.9	45.9	77.8
Total	50.5	63.5	114.0

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20	OTHER RELEVANT DATA AND INFORMATION

Various mining equipment productivity and environmental studies have been completed on the property by Utah and are of relevance to the project area.

20.1	ENVIRONMENTAL STUDIES

There were references to several different environmental studies that were done on the property although only one of these documents was available to review.

From 1971 to 1976, a private company, B.C. Research, was commissioned by Utah to undertake an ecological survey of the area during each of Utah’s drilling programs over the period. The annual investigation included studies of the wildlife, fish populations in the creeks and Carbon Creek embayment, water sampling, and vegetation. Norwest has not observed any documentation outlining the results of the ecological surveys.

In 1975, Golder and Associates Limited were commissioned by Utah to complete a hydrologic study of the creeks and groundwater over the Carbon Creek property. Norwest has not observed any documentation outlining the results of the hydrological study.

20.1.1	Environmental Impact Assessment

Several references were found in the Utah geologic database files referring to a Stage II Environmental Impact Assessment (EIA) completed for Utah Mines Ltd. This included comments on the EIA by MEMPR. Although the actual EIA document could not be obtained for review, MEMPR did not believe the Carbon Creek Coal Project would have any major conflicts with the MEMPR’s programs, and they provided a list of deficiencies to be corrected by Utah Mines Ltd. The MEMPR’s most immediate concern pertained to the decline of fishery in the Williston Reservoir. A summary of the MEMPR’s additional concerns/missing items are provided below4:

Hydrology and Water Quality

•	A water management plan which summarizes the text at a scale of 1:5000.

•	An assessment of the possible impact of wells at the mine-site on the hydrology of carbon Creek, including the results of pump test investigations and a re-evaluation of the creek’s capacity to dilute pit water and settling pond discharges.

____________________________
4 Ministry of Energy, Mines and Petroleum Resources comments and concerns on the Stage II Environmental Impact Assessment were taken from a memorandum dated July 28, 1983 to J.D. McDonald, Chairman, Coal Guidelines Steering Committee from John Dick, Manager of Strategic and Operational Planning at the B.C. Ministry of Environment and from a letter dated 25 August 1983 to Mr. K.W. Pickering of Utah Mines Ltd. from Raymond L. Cook, Secretary, Coal Guidelines Steering Committee.

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•	The design flood flows and the 200-year floodplain limits for the haul road and the loadout site.

•	A surface water sampling program that includes stations at Mountain Creek and upstream of Nine Mile Creek; re-sampling for phosphorous using a detection limit of 3 ugL-1 or lower; a winter program; further data on nutrients, total phosphorus, total dissolved phosphorus, orthaphosphorus, ammonia, kjeldahl nitrogen; and further suspended solids data, with daily sampling during spring freshet and summer storms, and more data for autumn and winter.

•	Conduct a mass balance for the nitrogen used on the property, its loss to streams, and the likely nitrate concentration in Carbon Creek during the summer and winter low flows.

•	Re-analyze the sources of phosphorus and their significance to stream loadings and investigate the potential for ground discharge, phosphorus removal, and the use of low- phosphate detergents at the camp as part of the sewage discharge permit application.

Grounding

•	An extended data collection program using a more comprehensive list of parameters including nutrients, total and dissolved metals, barium, and the degree of N-gas supersaturation.

•	A map showing the relation of the sampling network to the pits.

•	An assessment of the impact of the water supply system on the hydrology at Mountain Creek.

•	Sampling for metals and nutrients at adit 52.

•	Clarification whether the phosphate values are reported as phosphorus.

Air Quality

•	A quantitative estimate of the particulate emissions produced from the activities at the mine- site, industrial complex, roads, loadout, and train cars.

•	An assessment of the impacts of particular emissions on air quality.

•	Mitigation measures for those conditions under which the impact assessment indicates that the provincial standards will likely be exceeded.

Haul Road

•	Ground truthing of the terrain analysis maps.

•	Preparation of an environmental hazards map.

•	Preparation of a soils map.

Fisheries and Aquatic Invertebrates

•	A more detailed habitat assessment of Carbon Creek, reaches 1 and 2; Seven Mile Creek, reaches 1 and 2; Eleven Mile Creek; Little Carbon Creek; and Mountain Creek.

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Wildlife

•	Baseline data on the caribou population movements and habitat requirements in the mine-site area, and particularly along the corridor options 1A and 3A.

Soils and Terrain Analysis

•	Information on soil properties in the areas being considered for waste disposal should be submitted with waste permit applications.

•	A discussion with MEMPR regarding its terrain and soils analyses concerns listed in the Appendix.

20.1.2	Access Roads

The Carbon Creek Coal Development Report on Alternative Access Roads, commissioned by Utah Mines Ltd, was completed in 1976. This report discusses the engineering, design, and environmental impacts of building exploration access roads from Hudson Hope to the Carbon Creek project area with the hopes of upgrading to the road to a mine personnel commuter road in the future. The report concluded with the following findings:

Stream Impacts
The planned road access was expected to have little or no permanent impact on aquatic environments on the stream beds since none of the streams supported large fish populations or had large fishery potential. The main danger to streams during the construction phase was seen to be severe sedimentation at stream crossings. It was recommended stream crossings be engineered to handle large volumes of water in case of summer flash floods and that permanent crossings are engineered to continue to allow fish migration.

Lakes and Wildlife Impacts
Concerned were raised about the impact of increased public access by fisherman and hunters. The report recommended that fishing and hunting restrictions be applied in areas where the road construction would permit public access from nearby towns and cities.

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21	INTERPRETATION AND CONCLUSIONS

Exploration to date at the Carbon Creek property has identified a measured and indicated coal resource of 114Mt. The geology type of the Carbon Creek resource area has been determined to be “Moderate” in geologic complexity in accordance with criteria set forth in GSC Pater 88-21. The Carbon Creek deposit type is further defined as having 17.9Mt of “Surface” resource and 96.1Mt of “Underground” resource in the Measured and Indicated categories.

The coal occurrence at Carbon Creek is primarily of medium volatile bituminous rank. The “geology type” is determined to be “Moderate” for the northern half of the property and is believed to be complex in the southern half, based on Geological Survey of Canada Paper 88-21. Seams have been identified that may be suitable for use as a coking coal in the metallurgical industry.

The work as reported by Utah was reviewed and found to be thorough and of typical industry standards for the period they were conducted. A program to validate the past drilling data was conducted during the fall of 2010 and satisfactorily showed the Utah data to be reliable for use in resource estimation. Additional infill drilling is recommended as well as bulk sampling utilizing large diameter core for washability studies and characterization of metallurgical properties. Drilling a select number of holes in the deeper areas of the resource will increase the assurance and characterization of the underground coal.

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data. Geotechnical sampling and detailed logging should be conducted in conjunction with any drillcore activities in order to build a current rock mechanics database.

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22	RECOMMENDATIONS

There is sufficient data on the Carbon Creek coal deposit to indicate sufficient coal quantity and quality to perform a prefeasibility-level mining reserve study. It is recommended for the parties involved to now consider the pursuit of an in-fill exploration and bulk sampling program to obtain sufficient data for feasibility-level mining reserve study. The in-fill drilling and sampling is to include advanced testing for groundwater hydrology characterization and several pump test sites should be established. The bulk sampling program should utilize appropriately located large diameter coring methods to provide current washability data for more detailed analysis and potential product determination. Metallurgical analysis of the bulk samples using current international tests and methodologies is considered necessary to represent any potential product in today’s marketplace. Additional geotechnical and rock mechanics data to support the data obtained from the recent validation program should also be acquired from the slim core drillholes.

Table 22.1 itemizes costs for a postulated 40 hole in-fill drilling and bulk sampling program. It assumes that holes are predominantly cored for coal quality and geotechnical data. It allows for the establishment of 8 groundwater monitor wells as well as providing for the updating of the geologic model and the preparation of a new resource report.

TABLE 22.1
EXPLORATION BUDGET ESTIMATE

Component	Costs
Drilling Operations	$2,200,000
Geophysical Logging	$250,000
Site and Access Construction	$400,000
Coal Quality Analysis	$360,000
Washability/Metallurgical Testing	$300,000
Project Management/Well Site Supervision	$380,000
Pump Testing/Hydrologic Characterization	$275,000
Monitor Well Completion	$120,000
Geotechnical Evaluation	$80,000
Geologic Model Update/Resource Reporting	$75,000
Surveying	$10,000
Contingency 10%	$445,000
Total Estimated Project Cost	$4,895,000

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23	REFERENCES

Armstrong, A.T., 1979: 1979 Report of Exploration Activities on North Carbon Creek Coal Property, Utah Mines Ltd.

Canadian Securities Administrators, 2005, National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1, Technical Report, and Companion Policy 43-101CP.

CIM Standing Committee on Reserve Definitions, 2004, CIM Definition Standards on Mineral Resources and Reserves.

Duncan, D.N., 1983: 1983 Review of the Geology of the McAllister Area Carbon Creek Property, Utah Mines Ltd.

Hughes J.D. et al., 1989, Paper 88-21: A standardized coal Resource/Reserve reporting system for Canada, Geological Survey of Canada (GSC), Energy, Mines and Resources Canada.

Legun, Andrew S., 1988: Geology and Coal Resources of the Carbon Creek Map Area, Peace River District, Geological Survey Branch, Mineral Resources Division, Ministry of Energy, Mines, and Petroleum Resources, Province of British Columbia.

Mathews, W.H., 1945: Preliminary Report on the Coal Deposits of Carbon Creek, B.C. Department of Mines.

Stines, Norman G., 1943: Report on Carbon River Coal Deposits, Peace River, British Columbia. Trend Exploration Limited, 1971: A Report on the Coking Coal Potential of the Carbon Creek –Williston Reservoir Area, British Columbia, Trend Exploration Limited.

Utah, 1972 exploration report by Birholz, D.O. and D.S. Fullerton, 1972: Carbon Creek Coal Basin Progress Report 1971 Field Season, Mineral Exploration & Development Department, Utah International Inc.

Utah, 1973 exploration report by Fullerton, D.S., 1973: Carbon Creek Coal Basin Summary Report 1972 Field Season, Exploration Department, Utah Mines Ltd.

Utah 1974 exploration report by Fullerton, D.S. and D.N. leNobel, 1974: Report of Exploration Activities 1973 Field Season, Coal Exploration Department, Utah Mines Ltd.

Utah, 1975 exploration report by LeNobel, D.N. and R. Karst, 1976: 1975 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah, 1976 exploration report by LeNobel, D.N., 1976: 1976 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Prospectus, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Report on Alternative Access Roads, Utah Mines Ltd.

Utah 1981 exploration report by Janes T.W. and D.N Duncan, 1982: 1981 Report of Exploration Activities on the Carbon Creek Property, Utah Mines Ltd.

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24	CERTIFICATION AND DATE

CERTIFICATE of AUTHOR

The effective date of publication of this technical report is June 3, 2011.

Dated this 3rd day of June, 2011.

“ORIGINAL SIGNED AND SEALED BY AUTHOR”
Lawrence D. Henchel, PG
Manager Geologic Services, Norwest Corporation

Following is a signed and dated Certificate of Qualifications of the person who prepared this report.

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
24-1

CERTIFICATE OF QUALIFICATION

I, Lawrence D. Henchel, PG of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as Manager of Geologic Services by Norwest Corporation, Suite 1200, 136 East South Temple Street, Salt Lake City, Utah 84111 USA.

2.	I graduated with a Bachelor of Science Degree in Geology from Saint Lawrence University, Canton, NY, USA in 1978.

3.	I am a licensed Professional Geologist in the State of Utah, #6087593-2250.

4.

I have worked as a geologist for a total of twenty-eight years since my graduation from university, both for coal mining and exploration companies and as a consultant specializing in coal and industrial minerals. The first ten years of my work were almost exclusively in the coal industry which continues to be a large part of the consulting work that I perform.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1 through 26 of the report titled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” dated June 3, 2011 (the “Technical Report”).

7.	I personally visited the Carbon Creek Property on July 23, 2010 and on October 22 and 23, 2010.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.~~4~~ of NI 43-101.

10.	I have had no prior involvement with the property that is the subject of this Technical Report.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated at Salt Lake City, Utah this 3rd Day of June, 2011.

“ORIGINAL SIGNED AND SEALED BY”
Lawrence D. Henchel, PG
Manager Geologic Services, Norwest Corporation

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
24-2

CONSENT of AUTHOR

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Lawrence D. Henchel, PG, author of the Technical Report titled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” dated June 3rd, 2011 (the “Technical Report”) do hereby consent to the public filing of the Technical Report.

This letter of consent is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.

Dated this 3rd Day of June, 2011.

“ORIGINAL SIGNED AND SEALED BY AUTHOR”
Signature of Qualified Person

Lawrence D. Henchel, PG
Name of Qualified Person

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
24-3

25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Carbon Creek property is currently an undeveloped property with no production. No economic feasibility study has been completed.

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
25-1

26	ILLUSTRATIONS

Figure 3.1	General Location Map
Figure 4.1	Property and Regional Infrastructure Map
Figure 6.1	Coal License Application Areas
Figure 8.1	Utah Mines Exploration Areas
Figure 8.2	Utah Mines Coal Tonnage Estimate Areas
Figure 9.1	Generalized Stratigraphic Column
Figure 9.2	Geological Plan Map
Figure 9.3	Cross-sections A-A’ and B-B’
Figure 9.4	Cross-section C-C’
Figure 9.5	Seam 14 Floor Elevation Contour Map
Figure 11.1	Stratigraphic Cross-section
Figure 12.1	Utah Mines Drilling and Sampling Locations
Figure 12.2	2D Seismic Line B-B’
Figure 12.3	Profile of Adit 51
Figure 13.1	Drillhole and Adit Locality Plan
Figure 15.1	Flow Chart for Diamond Core Hole Samples
Figure 15.2	Flow Chart for Rotary Drill Hole Samples
Figure 15.3	Flow Chart for Adit Samples
Figure 19.1	Resource Area Plan

CARDERO RESOURCE CORPORATION
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
26-1

Project Area
CANADA
British Columbia
97
37
Fort St John
Carbon Creek Project
16
97
Prince Rupert
Prince George
Alberta
1
Vancouver
Canada
USA
LEGEND
Roads
Railway
N
0
80
160
240
KILOMETERS
Original Signed and Sealed by Author
DATE: 08/13/2010
FILE: location
SCALE: 1:200km
NORWEST CORPORATION

FIGURE 3.1

CARBON CREEK PROJECT GENERAL LOCATION MAP

LEGEND
Property Boundary
Rivers
Creeks
Lakes
Railroad
Forest Service Rd.
Highway
Cities
Towns
0 10 20 30
KILOMETER
British Columbia
Fort St John
Carbon Creek Project
Prince Rupert
Prince George
Alberta
Vancouver
Canada
USA
FORT ST. JOHN
TAYLOR
DAWSON CREEK
POUCE COUPE
HUDSON'S HOPE
CHETWYND
Williston Lake
Carbon Lake
Moberly Lake
Charlie Lake
Peace River
Halfway River
Graham River
Beatton River
Moberly River
Pine River
Kiskatinew River
Murray River
Sukunka River
Carbon Creek
McAllister Creek
Alberta
97
29
52
2
550,000
600,000
650,000
700,000
750,000
6,250,000
6,200,000
6,150,000
Original Signed and Sealed by Author

FIGURE 4.1

CARBON CREEK PROJECT PROPERTY AND REGIONAL INFRASTRUCTURE MAP

DATE: 08/13/2010 | SCALE: 1:600000 | FILE:4859:RPRT\LOC

NORWEST CORPORATION

APP
416894
APP
416895
APP
416894
APP
414152
APP
416900
APP
416899
APP
417753
APP
416898
APP
416896
APP
416893
APP
416897
APP
416892
APP
416891

LEGEND

- License Application Areas
- Crown Granted District Lots
- ACCI Area
- MTO Grid
- Drainage
- Waterbody

N

0 1 2 3

Kilometers

Original Signed and Sealed by Author

FIGURE 6.1

CARBON CREEK PROJECT

COAL LICENSE

APPLICATION AREAS

DATE: 08/05/2010

FILE: MINING TENURES

SCALE: 1"=2000'

NORWEST CORPORATION

NORTH AREA
CENTRAL AREA
SOUTH AREA
STRUCTURALLY COMPLEX
MCALLISTER AREA
Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Eleven Mile Creek
Carbon Lake
Wright Lake
McAllister Creek
515000
520000
525000
530000
6210000
6205000
6200000
6195000
6190000
LEGEND
LICENSE APPLICATION AREA
DRILL HOLE
DRAINAGE
N
0 1 2 3 4 5
Kilometers

FIGURE 8.1

CARBON CREEK PROJECT
UTAH MINES LIMITED
EXPLORATION AREAS

Original Signed and Sealed by Author

DATE: 08/05/2010
FILE: 5015\Fig 8.1
SCALE: 1:3000
NORWEST CORPORATION

Williston Lake
Five Mile Creek
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Eleven Mile Creek
Carbon Creek
Carbon Lake
McAllister Creek
Seam Nos 14, 15, 26, 27, 28, 29, 31
1975 Seam Nos. 40, 46, 47, 51-I, 52-I
1975 Seam Nos 40, 46, 47, 51-II, 52-II, 54, 55, 58
1976 Seam Nos 52, 51A, 51, 47, 46, 40, 31
1976 Upper Seam Lower Seam McAllister Area
510000
515000
520000
525000
530000
6210000
6205000
6200000
6195000
6190000
LEGEND
LICENSE APPLICATION AREA
SEAM AREAS
DRAINAGE
WATER BODY
N
0 1 2 3
Kilometers
Original Signed and Sealed by Author
DATE: 01/12/2011
FILE: Resource Areas
SCALE: 1:3000
NORWEST CORPORATION

FIGURE 8.2

CARBON CREEK PROJECT
UTAH MINES COAL
TONNAGE ESTIMATE AREAS

UPPER CRETACEOUS
DUNVEGAN FORMATION
FORT ST JOHN GROUP
SHAFTSBURY/HASLER FORMATION
BOULDER CREEK FORMATION
HULCROSS FORMATION
GATES FORMATION
MOOSEBAR FORMATION
LOWER CRETACEOUS
BULL-HEAD GROUP
GETHING FORMATION
CADOMIN FORMATION
REGIONAL EROSIONAL UNCONFORMITY
JURASSIC
MINNES GROUP
DEPTH (m)
SEAM
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
320
340
360
380
400
420
440
460
480
500
520
540
560
580
600
620
58 (0.5m-3.5m)
55 (0.4m-2.0m)
54 (0.6m-2.0m)
Sandstone Marker 3 (25.0m-55.0m)
52 (0.3m-2.8m)
51A (0.4m-3.0m)
51 (0.5m-3.5m)
47 (0.03m-2.0m)
46 (0.5m-3.2m)
Sandstone Marker 2 (15.0m-50.0m)
40 (0.5m-4.0m)
31 (0.3m-5.2m)
29 (0.6m-4.5m)
28 (0.3m-2.0m)
27 (0.1m-4.5m)
Sandstone Marker 1 (5.0m-20.0m)
15 (0.4m-4.2m)
14 (3.0m-4.0m)
LEGEND
Mixed Sediments
Sandstone
Coal
Thickness Range (0.3m-5.2m)
Original Signed and Sealed by Author
DATE: 08/13/2010
FILE: 4859\strat
SCALE: nts
NORWEST CORPORATION

FIGURE 9.1

CARBON CREEK PROJECT GENERALIZED STRATIGRAPHIC COLUMN

515000
520000
6205000
6200000
Kg
JKm
Kcd
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
A
A'
B
B'
C
C'
D
D'
LEGEND
LICENSE APPLICATION AREA
TARGET AREA
DRAINAGE
WATER BODY
FAULTS
CROP TRACES
14
15
26&27
28&29
31
40
46
47
51&51A
52
54
55
58
SYNCLINE AXIS
Kg GETHING FORMATION
Kcd CADOMIN FORMATION
JKm MINNES FORMATION
N

FIGURE 9.2

CARBON CREEK PROJECT
GEOLOGICAL
PLAN MAP

DATE: 08/06/2010
FILE: Rpt/Fig12.3
SCALE: 1"=1400'
NORWEST CORPORATION

A
A'
Carbon Creek Fault
Carbon Creek
BASE - ZONE OF WEATHERING
1400
1200
1000
800
600
400
200
0
0+00
4+00
8+00
12+00
16+00
20+00
24+00
28+00
32+00
36+00
40+00
44+00
48+00
52+00
56+00
60+00
B
B'
Carbon Creek Fault
Williston Lake
BASE - ZONE OF WEATHERING
64+00
68+00
72+00
76+00
MAJOR SEAMS
52
51
40
31
15
14
MINOR SEAMS
ROCK TYPE
OVERBURDEN
ROCK
CORE LOSS
CONGLOMERATE
SANDSTONE
BONY COAL
COAL
SECTION LOCATION
NORWEST CORPORATION

FIGURE 9.3

CARBON CREEK PROJECT
CROSS-SECTIONS
A-A' AND B-B'

C
C'
Nine Mile Creek
Ten Mile Creek
Seven Mile Creek
BASE - ZONE OF WEATHERING
1400
1200
1000
800
600
400
0+00
4+00
8+00
12+00
16+00
20+00
24+00
28+00
32+00
36+00
40+00
44+00
48+00
52+00
56+00
60+00
64+00
68+00
72+00
76+00
80+00
84+00
88+00
92+00
96+00
100+00
104+00

Seam	MAJOR SEAMS	Rock	ROCK TYPE
52		OVERBURDEN	
51		ROCK	
40		CORE LOSS	
31		CONGLOMERATE	
15		SANDSTONE	
14		BONY COAL	
MINOR SEAMS		COAL	

SECTION LOCATION

C
C'

FIGURE 9.4

CARBON CREEK PROJECT
CROSS-SECTION C-C'

DATE: 08/12/2010
FILE: 5015FIG-9.4

NORWEST CORPORATION

6205000
6205000
6200000
6200000
515000
520000
CARBON CREEK FAULT
1000
1200
1400
800
600
LEGEND
License Application Area
Target Area
Floor Elevation Contours (m)
600
Faults
Seam 14 Outcrop
Drillhole
N
0 500 1000 1500
METERS
Original Signed and Sealed by Author
DATE: 12/22/2010
FILE: Rpt/Fig9.5
SCALE: 1"=1300
NORWEST CORPORATION

FIGURE 9.5

CARBON CREEK PROJECT
SEAM 14 FLOOR ELEVATION
CONTOUR MAP

81-91C
CC-10-07C
76-85R
72-15C
81-90C
81-89C
72-12C
76-44R
76-74R
72-11C
76-72C
81-186R
76-67C
76-79C
SEAM 52 SS
SEAM 40 SS
SEAM 40 SS

SEAMS

58		51			OVERBURDEN
55		47			COAL
54		46			SHALE/ MUDSTONE
52		40			CONGLOMERATE
51A		MINOR SEAM CORRELATIONS			SANDSTONE

SECTION LINE

DATUM: BASE OF SEAM 40

Original Signed and Sealed by Author

FIGURE 11.1

CARBON CREEK PROJECT

STRATIGRAPHIC CROSS-SECTION

DATE: 01/12/2011

FILE: 5015FIG-11.1

NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Lake
Carbon Creek
McAllister Creek
6210000
6205000
6200000
6195000
6190000
515000
520000
525000
530000
LEGEND
LICENSE APPLICATION AREA
TARGET AREA
DRAINAGE
WATER BODY
DRILLHOLE
BULK SAMPLE ADITS
FAULTS
0 1 2 3
Kilometers

FIGURE 12.1

CARBON CREEK PROJECT
UTAH MINES DRILLING
AND SAMPLING LOCATIONS

DATE: 08/06/2010
FILE: 4809FIG-12.1
SCALE: 1:2000
NORWEST CORPORATION

B
N.W.
B'
S.E.
3300 ft
3200 ft
3100 ft
DATUM
3000 ft
2900 ft
2800 ft
2700 ft
2600 ft
3,100 ft/sec
ROAD
OVERBURDEN
15,000 ft/sec
BEDROCK
ROAD
3000 ft/sec
8,310 ft/sec
1,400 ft/sec
8,375 ft/sec
71-9
OVERBURDEN 187'
14,000 ft/sec
9,000 ft/sec
TILL
OVERBURDEN
400 ft/sec
1,400 ft/sec
13,500 ft/sec
CHANNEL
11,000 FT/SEC
BEDROCK
BEDROCK
~14,500 ft/sec

LEGEND

- OVERBURDEN
- TILL
- BEDROCK

15,000 ft/sec Average Seismic Velocity
Vertical Scale x 2 =
Horizontal Scale
Section looking N 65°E

Original Signed and Sealed by Author

FIGURE 12.2

CARBON CREEK PROJECT
2D SEISMIC LINE B-B'
AFTER UTAH 1975

DATE: 08/09/2010	PROJECT: 4859
FILE: 4859\SEISMIC	

NORWEST CORPORATION

Thickness In Inches
0
ROOF ROCK
Sandstone
24
Blocky Mudstone
51
Sandstone
56
Silty mudstone, blocky and slabby
118
0
BED 51A
Banded coal with good cleat development
Face cleat 040/76 NW
Butt cleat 137/77 NE
54
Mudstone
56
BED 51
Poor cleat development, weakly banded
Traces of pyrite
102
Sandstone
Silty Mudstone
Mudstone
Carbonaceous Mudstone
Coal

FIGURE 12.3

CARBON CREEK PROJECT
PROFILE OF ADIT 51
AFTER UTAH (1976)

Original Signed and Sealed by Author

DATE: 08/09/2010 | FILE: 4859\ADITS | SCALE: NTS | NORWEST CORPORATION

515000
520000
6205000
6200000
Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
ADIT 14
ADIT 15
ADIT 31
ADIT 40
ADIT 51A
ADIT 51
ADIT 52
LEGEND
LICENSE APPLICATION AREA
TARGET AREA
DRAINAGE
WATER BODY
DRILLHOLE YEAR
1971
1972
1973
1975
1976
1981
2010
N
0
.5
1
Kilometers
Original Signed and Sealed by Author

FIGURE 13.1

CARBON CREEK PROJECT DRILLHOLE AND ADIT LOCALITY PLAN

DATE: 12/22/2011 FILE: 5015 FIG-13.1 SCALE: 1:900 NORWEST CORPORATION

AIR DRIED
1) CRUSH 3/4"
2) CRUSH 3/8"
3) WEIGH TOTAL INCOMING SAMPLE
SPLIT ~ 1000 GRAMS
SP.IT SMALL AMOUNT FOR RUN OF MINE (R.O.M) SAMPLE
EXCESS SAMPLE FOR STORAGE
WASH (1.4 SPECIFIC GRAVITY)
HEAR (R.O.M.)
~ 1000 GRAMS
1) PULVERIZE 60 MESH
2) MAKE CARBON CREEK SAMPLE & DUPLICATE
3) RUN ASSEYS
a) FSI
b) % MOISTURE
c) % ASH
d) % SULPHUR
e) % VOLATILE MATTER
1.4 FLOAT
1) AIR DRY
2) WEIGH SAMPLE*
3) PULVERIZE (60 MESH)
1.4 SINK
1) AIR DRY
2) WEGH SAMPLE*
3) PULVERIZE (60) MESH
4) MAKE CARBON CREEK SAMPLE & DUPLICATE SAMPLE
5) RUN ASSAYS
a) FSI
b) % MOISTURE
c) % ASH
d) % SULPHUR
e) % VOLATILE MATTER

*WEIGHT RECOVERY OF COAL INSIDE SAMPLE

FOR DDH SAMPLES OVER 3 FEET EXCESS SAMPLE AND EXCESS 1.4 FLOAT & 1.4 SINK SENT TO COMPANY LABORATORY AT PALO ALTO, CALIFORNIA - DUPLICATE SAMPLES ARE ALSO RECOVERED.

FIGURE 15.1

CARBON CREEK PROJECT
FLOW CHART FOR
DIAMOND CORE HOLE SAMPLES
AFTER UTAH (1976)

Original Signed and Sealed by Author

DATE: 08/09/2010	PROJECT: 4859	NORWEST CORPORATION
FILE:4859\FLOWCHART

INCOMING SAMPLE
AIR DRIED
1) CRUSH 3/4"
2) CRUSH 3/8"
IF NEEDED
SPLIT ~ 1000 GRAMS
Storage
(Excess Sample)
WASH (1.4 SPECIFIC GRAVITY)
1.4 FLOAT
1) AIR DRY
2) WEIGH SAMPLE*
3) MAKE CARBON CREEK SAMPLE & DUPLICATE SAMPLE*
4) RUN ASSAYS
a) FSI
b) % MOISTURE
c) % ASH
1.4 SINK
1) AIR DRY
2) STORAGE

*DUPLICATE SAMPLES RECOVERED FOR ANALYSIS IN THE COMPANY LABORATORY AT PALO ALTO, CALIFORNIA

FIGURE 15.2

CARBON CREEK PROJECT
FLOW CHART FOR
ROTARY CORE HOLE SAMPLES
AFTER UTAH (1976)

Original Signed and Sealed by Author

DATE: 08/09/2010	PROJECT: 4859	NORWEST CORPORATION
FILE:4859\FLOWCHART

INCOMING SAMPLE
AIR DRIED
1) CRUSH 3/4"
2) CRUSH 3/8"
SPLIT ~ 1000 GRAMS
EXCESS SAMPLE FOR STORAGE
SPLIT SMALL AMOUNT FOR RUN OF MINE (R.O.M) SAMPLE
WASH (1.4 SPECIFIC GRAVITY)
HEAR (R.O.M.)
~ 1000 GRAMS
1) PULVERIZE 60 MESH
2) MAKE CARBON CREEK SAMPLE & DUPLICATE
3) RUN ASSEYS
a) % MOISTURE
b) % ASH
c) FSI
1.4 FLOAT
1) AIR DRY
2) WEIGH SAMPLE*
3) PULVERIZE (60 MESH)
1.4 SINK
1) AIR DRY
2) WEIGH SAMPLE*
3) PULVERIZE (60) MESH
4) MAKE CARBON CREEK SAMPLE & DUPLICATE SAMPLE
5) RUN ASSAYS
a) FSI
b) % MOISTURE
c) % ASH
6) RUN FOR SULPHUR R.O.M., 1.4 FLOAT, 1.4 SINK FOR EVERY
3RD SAMPLE IN ADIT

* WEIGHT RECOVERY OF COAL INSIDE SAMPLE. DUPLICATE SAMPLES RECOVERED FOR ANALYSIS IN THE COMPANY LAB AT PALO ALTO, CALIFORNIA

FIGURE 15.3

CARBON CREEK PROJECT
FLOW CHART FOR
ADIT SAMPLES
AFTER UTAH (1976)

Original Signed and Sealed by Author

DATE: 08/09/2010	PROJECT: 4859	NORWEST CORPORATION
FILE: 4859\FLOWCHART

515000
520000
6210000
6205000
6200000
WILLISTON LAKE
CARBON CREEK
ELEVEN MILE CREEK
LEGEND
LICENSE APPLICATION AREA
TARGET AREA BOUNDARY
DRAINAGE
WATER BODY
MAXIMUM EXTENT OF RESOURCE AREAS
MEASURED (0m - 450m Radius)
INDICATED (450m - 900m Radius)
INFERRED (900m - 2400m Radius)
N
0 500 1000 1500
METERS
FIGURE 19.1
CARBON CREEK PROJECT
RESOURCE AREA
PLAN
DATE: 01/12/2011
FILE: 5015FIG 19.1
SCALE: 1:1750
NORWEST CORPORATION